Orthodontic Centers of America® Inc

02031406







# Still smiling

ANNUAL REPORT 2001

Orthodontic Centers of America, Inc. is the leading provider of integrated business services to orthodontists and pediatric dentists. At December 31, 2001, our affiliated practitioners provided treatment to more than 480,000 patients in more than 360 affiliated practices throughout the United States and in Japan, Mexico, Spain and Puerto Rico.

## Financial Highlights

| (IN THOUSANDS, EXCEPT PER SHARE DATA) | 2001 | YEAR ENDED DECEMBER 31, 2000 | 1999 |
|---|---|---|---|
| **STATEMENT OF INCOME DATA:** | | | |
| Fee revenue | $350,954 | $268,836 | $226,290 |
| Operating profit | 103,965 | 80,002 | 76,924 |
| Income before income tax[1] | 98,207 | 76,271 | 74,720 |
| Income[1] | 61,134 | 47,722 | 46,514 |
| Income per share (diluted)[1] | $ 1.21 | $ 0.96 | $ 0.96 |
| Weighted average shares outstanding (diluted) | 50,438 | 49,845 | 48,643 |

| (IN THOUSANDS) | 2001 | AS OF DECEMBER 31, 2000 | 1999 |
|---|---|---|---|
| **BALANCE SHEET DATA:** | | | |
| Cash and cash equivalents | $ 14,172 | $ 4,690 | $ 5,822 |
| Working capital | 51,947 | 39,573 | 102,276 |
| Total assets | 580,466 | 367,947 | 362,816 |
| Total debt, net of current portion | 130,564 | 58,575 | 52,773 |
| Total equity | 389,452 | 287,196 | 278,527 |

| | 2001 | AS OF DECEMBER 31, 2000 | 1999 |
|---|---|---|---|
| **OPERATING DATA:** | | | |
| Affiliated centers | 879 | 592 | 537 |
| Affiliated practitioners | 608 | 417 | 346 |
| Total case starts[2] | 200,281 | 160,639 | 126,307 |

[1]Before cumulative effect of changes in accounting principles.
[2]Presented for the year ended.

### Earnings Per Share
IN DOLLARS


$0.26
$0.46
$0.66*
$0.96*
$1.21
1997**
1998**
1999**
2000
2001

### Amount of New Patient Contracts
IN MILLIONS OF DOLLARS


$185
$251
$369
$494
$640
1997
1998
1999
2000
2001

### Patient Case Starts
IN MILLIONS


70.6
95.3
126.3
160.6
200.3
1997
1998
1999
2000
2001

* Before cumulative effect of change in accounting principle.

** Pro forma EPS assuming the change in accounting principle effective January 1, 2000, was in effect for all periods presented.


WE PROMOTE INCREASED OPERATING EFFICIENCIES
WE CREATE OPPORTUNITIES
WE PROVIDE THE INFORMATION TECHNOLOGY
OUR AFFILIATED PRACTICES DELIVER QUALITY CARE AT AN AFFORDABLE PRICE
WE CREATE MARKETING PROGRAMS
WE HANDLE THE ADMINISTRATIVE DETAILS
WE FACILITATE SUSTAINED GROWTH

...because our business model works. And works well.

# To Our Shareholders

Overall, 2001 was a year of growth and transition for our company. Our merger with OrthAlliance, Inc. in November 2001 was a strategic milestone for our company, opening new opportunities for growth and broadening OCA's leadership in the industry.

We continued to grow in international markets and achieved significant growth for our affiliated practices, confirming the consistency and validity of our strong business model. We also continued to apply time-tested principles and innovative approaches to enhance the productivity and profitability of our affiliated practices—finding new ways to build business and increase operating efficiencies for them. I continue to believe that our success boils down to a few key factors—superior execution, sound discipline and a winning economic model.

Given our strong internal growth and acquisition of OrthAlliance, Inc., we exceeded expectations for the year. We are pleased to be able to continue to provide favorable results for our shareholders at a time when many companies are feeling the effects of the economic downturn. With our continuing emphasis on internal growth and our expansion into international markets, we are excited about our future prospects.

**2001 Financial Results**

We had an excellent year in 2001. We achieved record earnings per share for the year of $1.21, up 26% from the prior year results before cumulative effect of a change in accounting principle. In addition, we achieved record fee revenue of $351.0 million for the year, up 30.5% from the prior year and reflecting strong results from our growth initiatives. At $640.4 million, new patient contracts for our affiliated practices for the year 2001 increased 29.6% over 2000. Our EBITDA margin, at 35.3% for 2001, continued to be outstanding.

We continued to add value for our affiliated practices, which achieved significant growth in 2001. Record patient case starts of 200,281 for the year were up 24.7% from 2000 levels. Comparable center fee revenue was up 22.1% for the year, reflecting strong internal growth. Patient interval days increased to 45.9 days in 2001 from 43.6 days in 2000, reflecting continued improvement in productivity and scheduling efficiencies. The number of patients under treatment by affiliated practices increased 41% to about 484,000 at December 31, 2001, compared to about 343,000 at year-end 2000.

**The OrthAlliance Merger**

OrthAlliance, Inc. became our wholly-owned subsidiary in a merger completed on November 9, 2001. OrthAlliance was a leading provider of business management and consulting services for orthodontists and pediatric dentists practicing throughout the United States. The merger extended our integrated business services to an additional 118 orthodontic and pediatric dental practices as of the end of 2001.



At year-end, we had begun the process of integrating these practices into OCA's suite of services, and some of these affiliated practices had already begun benefiting from them. For the early adopters of OCA's services, we saw a combined 8.1% improvement in practice operating profits in a little over two months. At the outset, we recognized that cost efficiencies associated with the merger were achievable. We identified more than $14 million in overhead savings, downsized OrthAlliance's headquarters and reduced expenses as we brought some of the OrthAlliance affiliated practitioners online using our efficient Internet business systems.

The merger increased the number of practitioners affiliated with OCA to over 600. We have been impressed with the high level of professionalism and the commitment to quality of OrthAlliance's outstanding affiliated practitioners. In addition, we added a number of pediatric dentists to our ranks through the merger. There is a natural synergy between pediatric dentistry and orthodontics, and we look forward to building on that synergy.

**Board of Directors and Executive Appointments**

Over the course of 2001, we added several new directors who strengthen our Board of Directors. In October, we announced the appointments of Dr. Dennis J.L. Buchman, Dr. Hector M. Bush and Dr. Jack P. Devereux, Jr. to the Board. These successful professionals bring a superior mix of practical clinical and business experience to our Board that we believe will extend our ability to be responsive and sensitive to the clinical dimensions of the orthodontic profession. Dr. Buchman has been affiliated with OCA since 1990, Dr. Bush has been affiliated with OCA since 1994, and Dr. Devereux has been affiliated with OCA since 1996.

In December 2001, we announced the appointment of W. Dennis Summers and David W. Vignes to the Board. Denny Summers is an attorney and the former Chairman of OrthAlliance, Inc., where he also served as its interim

President and CEO. His experience and industry leadership will be invaluable to OCA. David Vignes is a managing partner of a business and tax accounting firm. A seasoned and highly regarded tax specialist, he brings an exceptional level of business acumen and extensive finance and accounting experience to OCA's Board.

We also announced two key executive appointments in 2001. John C. Glover was named Chief Financial Officer and Bartholomew F. Palmisano, Jr. was named Chief Operating Officer. John had been Vice President of Investor Relations since 1998, where he was responsible for shareholder relationship management, corporate development and strategic planning matters. His ability to analyze and execute sound business decisions and experience with complex capital markets will be an invaluable asset. Bart has been with the company since 1992, serving as Chief Financial Officer and Secretary since 1998. His expertise in management information systems and singular knowledge of OCA's business from the ground up will play a fundamental role in shaping value-added services to our affiliated centers going forward.

In 2001, we also consolidated our headquarters into a single location in the New Orleans area, which meant cost savings, a unified management team and a more clearly defined corporate culture.

**Opportunities for Growth**

We remain confident in our ability to pursue three key avenues for growth. The first, internal growth, involves helping our affiliated practices to build their business. The second, external growth, relates to growth through acquisitions, the addition of new affiliated practices and de novo development of new centers. The third key avenue is international growth. All three of these growth strategies are further addressed in this annual report.

At present, we believe that our affiliated practices as a whole are operating at approximately 40% of their capacity to serve patients. We assist our affiliated practices in building increased capacity utilization by concentrating on the basics of our business, the things we do best. That includes helping our affiliated practices to increase patient volume through advertising and decrease their overall costs and maintain low price points for their services. Our affiliated practices also achieve internal growth by extending patient intervals, leveraging orthodontic specialist services through the use of general dentist assistants and associates, and adding the services of pediatric dentists. Our affiliated practitioners maintain control over their practices—and the services we provide have consistently helped them achieve increased growth, efficiency and patient satisfaction and we believe will continue to do so in the future.

Technology plays a key role in this process. Our sophisticated proprietary software, web-based services and corporate intranet provide an avenue for dramatic improvements in operating efficiencies and economies of scale for our affiliated practices. We continue to innovate in the area of technology, giving our affiliated practices the tools they need to improve productivity.

In the area of external growth, we will do what we have historically done—be patient and seize the right acquisition opportunities. The OrthAlliance merger is just one example of that.

Finally, our measured and careful approach to entering new international markets has proven successful. At the end of 2001, we had 34 affiliated centers in Japan. We are preparing to expand our presence in Mexico, and have taken the first steps toward establishing ourselves in Europe with the opening of two offices in Spain in 2001. Our international experience has demonstrated that our business model is transportable. Our technology facilitates international communication. We have encountered tremendous demand for our services, and we see few competitors internationally. The field of orthodontics represents an estimated $50 billion world market, and we see enormous potential for growth opportunities.

In closing, we are pleased with our 2001 performance. Our company has demonstrated extraordinary resilience in periods of economic downturn. We have found that the demand for orthodontic services, which are viewed as services that often cannot be postponed, does not generally decline in negative economic cycles. This is particularly true for practices, such as most of our affiliated practices, that stress the value of their services. So, although it is difficult to predict the depth and length of the current economic slowdown, we expect sustained demand for our services and continued growth in the year ahead. OCA has a strong future. I look forward to keeping you apprised of our progress as we move into that future.

Sincerely,

Bartholomew F. Palmisano, Sr.
Chairman, President and Chief Executive Officer

# It's in the Details

As the leading provider of integrated business services to orthodontic and pediatric dental practices, with more than 850 affiliated centers in which nearly 500,000 patients are in treatment, OCA has developed a time-tested business model. On the patient side, it means a dedication by our affiliated practitioners to delivering top-quality, convenient services at an affordable price. On the business side, it means that OCA takes care of the details so that our affiliated practitioners can take care of their patients. The net result: high patient satisfaction rates and strong returns for our affiliated practitioners and shareholders.

### Increasing Operating Efficiencies

The cornerstone of OCA's operating model is an emphasis on helping our affiliated practitioners increase the operating efficiency of their practices. We offer a powerful portfolio of services, including marketing, operations and technical support, information technology, purchasing and real estate services. These are tangible support services that produce measurable results and help make a practice more efficient.

### A Powerful Suite of Services

Our technologically oriented services, driven by proprietary accounting, payroll, purchasing and practice management systems, create efficient, robust operations and provide valuable information needed to take action. Scheduling, training and staffing systems streamline operations and enable centers to increase productivity. If a center is not operating at full capacity, we can assist in building business. If an orthodontist's schedule is overloaded, we can help find an associate, a general dental assistant or additional clinical staff to work under the orthodontist. By taking advantage of OCA's assistance with routine management functions and delegating certain clinical tasks to capable staff, OCA affiliated orthodontists are able to handle more patients more efficiently. These services improve the quality of life for OCA affiliated practitioners, take multiple burdens off the practitioner and improve profitability, while enabling the practitioner to maintain quality care.

### Lower Operating Expenses

Our systems reduce operating expenses. As the world's largest single purchaser of orthodontic supplies, OCA provides access to more than 40,000 products from over 300 vendors through a vast, Internet-based purchasing system, delivering significant economies of scale to affiliated centers. Our sophisticated technology applications streamline business and deliver day-to-day feedback on practice performance relative to other practices affiliated with us. As an example, we measure and grade the performance of affiliated practices each quarter based on eight key criteria, and we deliver an analysis, including recommendations, to the practice. This electronic report card is simple and is invaluable in improving practice operations.



### Adding Value

The average annual pre-tax income of a mature practice affiliated with OCA is significantly higher than that of the average traditional practice. That, in turn, translates into significantly higher annual compensation for OCA affiliated practitioners. Through sophisticated scheduling and staffing systems, OCA affiliated orthodontists are able to see significantly more patients per day on average than do traditional orthodontists.



### Quality Practices

We help our affiliated practitioners create quality environments. OCA affiliated offices are generally better equipped than most standard practices. We continuously invest in new equipment for OCA affiliated centers and update office space to improve the environment and provide better service to patients. In fact, we invested a significant portion of our capital expenditures for 2001 in improvements to new and existing centers to facilitate same center revenue growth. We help monitor the quality of care through a variety of quality assurance programs. In 2001, OCA affiliated centers achieved extremely high patient satisfaction ratings in patient surveys. State-of-the-art facilities, state-of-the-art technology and state-of-the-art management practices—that's what OCA is all about.




PRICING, LOCATION & MARKETING CONSULTING
MORE PATIENTS
STREAMLINED OPERATIONS & SOPHISTICATED TECHNOLOGY
MORE TIME & ENERGY TO FOCUS ON PATIENTS
SOPHISTICATED MANAGEMENT SUPPORT & INCREASED PURCHASING POWER
INCREASED REVENUE & PROFITABILITY
POWERFUL INFORMATION SYSTEMS & REPORTING
INCREASED EFFICIENCY & DOCTOR PEACE OF MIND

## Dedicated Practitioners

OCA's relationship with its affiliated practitioners rests on the concept of freedom and respect. We affiliate with the highest quality practitioners who are dedicated to outstanding patient care. Without that dedication, our business model wouldn't work. As a company, we recognize that, although we provide the management expertise, our affiliated practitioners are the experts at what they do: the practice of orthodontics or pediatric dentistry.

We believe in helping affiliated practitioners create an environment where they can achieve their peak potential and feel secure about their business—not saddled by antiquated technology, arcane business processes and other distractions.

We don't tell our affiliated orthodontists how to practice orthodontics, nor do we dictate treatment mechanics or specific applications. We firmly support the patient-doctor relationship by allowing the practitioner to determine the proper treatment. Our goal is to provide state-of-the-art business management services and systems, clinical and office equipment, and practice environments in order to facilitate peak performance of our affiliated practitioners and their clinical staff.

All OCA affiliated orthodontists are graduates of accredited orthodontic programs, licensed practitioners and specialists in their field. Orthodontics is a rigorous course of study. Typically, in order to be admitted to an accredited orthodontics program, students must be in the top 10% of their class. Most programs extend two to three years beyond dental school. In addition, on average, OCA affiliated orthodontists have over 15 years of experience, and about 25% of them have held teaching positions. They are among the best in their profession. They hold themselves to the highest quality standards and they are the foundation of OCA.

**Affiliated Practitioners**
AS OF DECEMBER 31, 2001


205
275
346
417
608
1997
1998
1999
2000
2001





# We Do It All ... from A-Z

Our emphasis is to help our affiliated practitioners improve practice performance. Since the 1980s, we have demonstrated again and again the ability to do so. We do it all—from office design and development to managing employee benefits and patient insurance. We provide all of these services as part of affiliating with us.

**In the Right Places**

OCA has a real estate department that assists affiliated practitioners who want a new office. We help them find space, obtain a lease or build-out an office, investing the capital required to get it done. We handle all aspects of office design, remodeling and construction. We also analyze markets to find the most attractive demographics, assist with site selection and obtain construction bids. In short, we can handle the entire project from start to finish.

**Sophisticated Business Systems**

We put the business systems in place, train the practitioners in how to use them, help staff the office and assist affiliated practices with marketing programs to help increase business, including television advertising and cross-referral programs. On average, during 2001 we spent approximately $75,250 on advertising per affiliated orthodontist who advertised their practice to the public, as compared to an estimated $4,819 in average spending for a traditional practice in 2000.

Our services include managing employee benefits, payroll, patient insurance, billing, collections and telecommunication systems. We work with our affiliated centers to provide staffing, recruiting and training. We provide integrated accounting, financial reporting, purchasing and accounts payable systems to improve efficiency in office management. Our sophisticated information systems not only facilitate more efficient patient scheduling but allow practitioners to track their progress electronically and in real time.

**Purchasing Power**

We are the largest single purchaser of orthodontic supplies in the world, and we get preferred vendor pricing. Through our centralized purchasing program, OCA affiliated centers can take advantage of volume discounts on more than 40,000 products from 300 vendors—ranging from dental floss to fax machines. It's all done online via our sophisticated web-based orthodontic supply store. We don't charge our affiliated practices a markup or per-item charge for using the system. Every step in the system is electronic—from order entry at OCA affiliated centers to processing at OCA's corporate headquarters to vendor notification, drop-ship delivery directly from manufacturers and accounts payable processing. As a result, OCA affiliated practices achieve measurable savings—such as 70 to 80% average savings on the most commonly used orthodontic supplies. This increased purchasing power adds considerable value. On average, supply costs range from 9 to 12% of practice revenues for a traditional orthodontic practice; at OCA affiliated centers, supply costs average less than 6% of practice revenues.



**Quality Assurance**

A commitment to quality is central to our operating philosophy. Our reputation depends on it, and patients expect it. Our affiliated practices currently have more than 500,000 patients in treatment. We monitor the quality of care through a variety of quality assurance mechanisms, including doctor peer reviews, phantom phone calls, quality assurance report cards and on-site visit evaluations. We talk with existing and former patients to conduct telephone interviews and surveys. Through these processes, we help OCA affiliated practices meet the highest standards and protect the credibility and reputation of the OCA name.



**Operating Efficiencies**

OCA equips affiliated practitioners with the tools they need to operate more efficiently. OCA provides continuing education opportunities for affiliated practitioners, and avails its affiliated practitioners of the latest technology and materials that vendors have to offer. As an example, OCA provides affiliated orthodontists with information about orthodontic products and techniques that enable them to increase the interval between patient appointments without compromising safety and reliability. In 1997, the typical interval was about 30 days. We provide the tools and platform to enable valuable productivity gains. During 2001, patients were seen by our affiliated orthodontists about every six weeks on average because of the new materials and techniques available in the marketplace. The fee is the same, and patients appreciate the advantage of fewer visits. The end result is a significant productivity gain for OCA affiliated practices.


REAL ESTATE
FINANCIAL REPORTING
FINANCING
TRAINING
OPERATIONS
PAYROLL
CONSTRUCTION
ACCOUNTS PAYABLE
INFORMATION SYSTEMS
STATISTICAL REPORTING
OCA SERVICES
PATIENT INSURANCE
EMPLOYEE BENEFITS
CROSS REFERRALS
PURCHASING
MARKETING & ADVERTISING
STAFFING
BILLING & COLLECTIONS
RECRUITING
SCHEDULING SYSTEMS
OFFICE DESIGN

## Customized Technologies

Technology is revolutionizing our business. In addition, with our proprietary online purchasing system, OCA affiliated practices have access to the most advanced technology available to today's orthodontists and pediatric dentists. Our affiliated centers are interconnected through a private intranet, and have access to proprietary patient accounting systems and sophisticated scheduling systems.

Our extensive experience in providing business services to orthodontic practices has enabled us to develop our own sophisticated, full-featured applications to drive efficiencies and build value at our affiliated centers. We are experts at identifying those areas of operations where the introduction of new information technology applications will create a more smoothly functioning center. We support our affiliated centers through a call center with a technical staff of 25 professionals.

The foundation of OCA's technology services is a full-featured practice management software incorporating financial management and quality orthodontic processes into an easy-to-learn, point-and-click user interface. Developed to help our affiliates grow and increase profitability, this software is a fully integrated system that gives practitioners complete control over all facets of their practice from scheduling to insurance information to patient records.

Our digital imaging software is the digital photography arm of OCA's practice management software. It lets centers save digital images electronically, view them on-screen and create color print-outs for the patient. The system eliminates the need for costly film and developing, and replaces the need for physical archiving.

OCA's proprietary software applications increase efficiencies at the center and corporate level. Our financial and statistical reporting application allows practitioners to monitor their financial performance and access real-time statistical information. They can see the big picture or analyze component expenses. With tiered levels of security, it enables OCA to look at aggregate financial statements by practitioner, by region or by country to facilitate decision making. Our payroll management software enables centers to enter time and attendance information for 3,000-plus employees and over 600 practitioners, which is then collected electronically for processing by OCA.

Our in-house information technology experts, including 13 software developers and programmers, are continually exploring technology innovations and web-based services to keep OCA affiliated practices on the leading edge.





## Building Business One Practice at a Time

OCA's history is a powerful growth story. We have grown to more than 850 affiliated centers and more than 600 affiliated practitioners. At year-end 2001, of 879 affiliated centers, 329 had been developed, 634 acquired and 84 consolidated. We now enjoy a presence in over 60% of the primary advertising markets in the United States, and there is still ample room for growth—OCA has yet to penetrate several major metropolitan markets.

### A Three-Tiered Growth Strategy

The U.S. orthodontics market, representing an estimated $10 billion industry, is growing at an estimated rate of 7 to 10% per year. OCA's strategy involves three key avenues for growth: internal growth, external growth and international growth. The first, *internal growth*—helping each individual center build business—is the cornerstone of our operating philosophy. The second, *external growth*, comes through acquisitions, new affiliations and de novo development. The 2001 merger with OrthAlliance, which added 264 affiliated centers and 156 affiliated practitioners, is an example of external growth. In addition, through that merger, a number of pediatric dentists have affiliated with OCA, opening the way for new growth opportunities through joint practices and referrals. The third avenue, *international growth*, represents an enormous long-term opportunity for OCA, one that we are aggressively pursuing.



### Growing Business for Each OCA Center

We build relationships with our affiliated practitioners, assisting them in building business in their markets, helping them improve operating efficiencies and giving them a competitive edge. That's a major source of our ongoing growth. It's a process that involves building business one practice at a time, one relationship at a time, one facility at a time.

When we affiliate with a new practitioner, we go through a rigorous qualification process. A key goal is to affiliate with practitioners who still have room for growth and a desire for their practices to go to the next level—those who will benefit most from our services and achieve genuine benefits from the affiliation. We look for practices that will be affiliated with us for a long time, that have a long-term focus and that will achieve internal growth through our systems and programs. By assisting our affiliated practices in attracting business to the center through advertising and implementing extensive programs to increase productivity, we achieve strong and consistent internal growth. Our mature affiliated orthodontic practices achieved significantly more new case starts per year, on average, than the average traditional practice. That, combined with an ongoing emphasis on productivity, builds profitability.



### Creative Growth Strategies

We use powerful information systems to measure and respond to market shifts and to provide the resources for growth of the individual practice. As an example, if a practice isn't performing as well as desired, additional advertising dollars can be allocated to boost business. We assist our affiliated practices in employing creative, efficient strategies for growth, whether it's building an additional center across town, using general dentist assistants or employing our new digital patient charting technology. We uncover opportunities to delegate responsibilities, so our affiliated practitioners can use their time effectively, a process that can promote improved quality as well as increased efficiencies. As an example, our Licensed Assistant Program enables orthodontists to serve a larger patient base while maintaining the highest quality of patient care by using a general dentist as an orthodontic assistant. In a recent analysis of 17 affiliated practices using the services of a general dentist assistant, year-over-year new patient contract dollar growth for these practices was, on average, 34%.

### A System That Works

Our goal is to bring each center to full maturity, targeting same center sales growth. Our Practice Enhancement Team works with OCA affiliated centers to train staff, implement new systems and programs, and provide support as needed. OCA holds regional practitioner meetings and seminars to provide a forum for education and interaction between affiliated practitioners. And we use these meetings as an opportunity to seek feedback on how we can better serve them. Most importantly, we promote quality treatment by enabling our affiliated practitioners to do what they do best: practice orthodontics and pediatric dentistry.


GROWING DEMAND FOR ORTHODONTICS
ADULT & COSMETIC MARKET
PEDIATRIC DENTISTRY
GROWTH OPPORTUNITIES
BUILDING BUSINESS FOR EACH PRACTICE
INTERNATIONAL MARKETS
RECRUITING & TRAINING LICENSED ASSISTANTS
INTERNAL GROWTH
EXTERNAL GROWTH
ADDING NEW AFFILIATES
INCREASING OPERATING EFFICIENCIES
ENTERING NEW METRO MARKETS

## International Opportunities

We estimate that the worldwide orthodontics market is a $50 billion opportunity. OCA's business model is readily transportable, particularly given the extensive reliance on technology and our ability to communicate via the web and electronically. We have few competitors internationally, and when we move into an international market, we have encountered strong demand for our services and strong interest among practitioners.

Our approach is to move carefully and expand gradually, getting to know the characteristics of each market and its economic and cultural issues before moving forward. Japan is a perfect example. We entered the Japanese market in 1998. By year-end 2001, we had 34 affiliated centers and 20 affiliated orthodontists, all through de novo development. Our experience in the vast, untapped Japanese market demonstrates the transportability of our business model. While the typical Japanese practitioners will start only one to three new patients per month, our top-performing centers in Japan now average 30 new patient case starts per month. In 2001, fee revenue from our Japanese affiliated orthodontists grew rapidly and we experienced a significant increase in call volume from prospective patients. As an added benefit, we are helping to promote affordable, high-quality patient care to an underserved population that views orthodontics as something only the affluent can obtain.

We entered Mexico in 1999, taking a similar measured approach. With a strong local management team, three affiliated centers and two affiliated practitioners, our Mexican affiliated orthodontists have achieved profitability, and we have many practitioners wanting to join us. We see strong prospects for future expansion there.

In 2001, we entered the European market with the opening of our first centers in Spain, and we expect to open additional centers there this year. We are exploring opportunities in Taiwan, Korea and the United Kingdom. It's all part of a gradual process that involves entering new markets one step at a time and creating opportunities for long-term growth.



**International Locations**

| | As of December 31, 2001 | |
|---|---|---|
| | Affiliated Centers | Affiliated Orthodontists |
| Japan | 34 | 20 |
| Mexico | 3 | 2 |
| Spain | 2 | 2 |
| Puerto Rico | 4 | 2 |





We're celebrating seven years of success as a public company.

# 2001 FINANCIAL REVIEW

## Selected Financial and Operating Data

In the table below, we provide you with our selected financial and operating data. We have prepared the statement of income and balance sheet data using our consolidated financial statements for the five years ended December 31, 2001. When you read this selected financial and operating data, it is important that you read along with it the historical financial statements and related notes included elsewhere in this Report, as well as the section of this Report captioned "Management's Discussion and Analysis of Financial Condition and Results of Operations."

| | Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| (in thousands, except percentage and per share data) | 2001[1] | 2000 | 1999 | 1998 | 1997 |
| **Statement of Income Data:** | | | | | |
| Fee revenue | **$350,954** | $268,836 | $226,290 | $171,298 | $117,326 |
| Direct expenses: | | | | | |
| Employee costs | **101,105** | 78,051 | 61,224 | 46,878 | 33,429 |
| Orthodontic supplies | **29,366** | 21,274 | 17,136 | 13,287 | 8,789 |
| Rent | **30,868** | 23,973 | 18,624 | 14,128 | 10,299 |
| Marketing and advertising | **26,453** | 22,001 | 16,874 | 15,491 | 9,855 |
| Total direct expenses | **187,792** | 145,299 | 113,858 | 89,784 | 62,372 |
| General and administrative | **39,372** | 28,360 | 23,270 | 18,104 | 13,356 |
| Depreciation and amortization | **19,825** | 15,175 | 12,238 | 9,124 | 5,640 |
| Operating profit | **103,965** | 80,002 | 76,924 | 54,286 | 35,958 |
| Interest (expense) income, net | **(5,702)** | (3,731) | (2,204) | 280 | 1,143 |
| Non-controlling interest in subsidiary[2] | **(56)** | — | — | — | — |
| Income before income taxes | **98,207** | 76,271 | 74,720 | 54,566 | 37,101 |
| Provision for income taxes | **37,073** | 28,549 | 28,206 | 20,753 | 14,469 |
| Income before cumulative effect of changes in accounting principles | **61,134** | 47,722 | 46,514 | 33,813 | 22,632 |
| Cumulative effect of changes in accounting principles, net of income tax benefit[3][4] | — | (50,576) | (678) | — | — |
| Net income (loss) | **$ 61,134** | $ (2,854) | $ 45,836 | $ 33,813 | $ 22,632 |
| Income per share before cumulative effect of changes in accounting principles[5] | **$ 1.21** | $ 0.96 | $ 0.96 | $ 0.70 | $ 0.50 |
| Cumulative effect of changes in accounting principles, net of income tax benefit, per share[3][4] | — | (1.02) | (0.02) | — | — |
| Net income (loss) per share[5] | **$ 1.21** | $ (0.06) | $ 0.94 | $ 0.70 | $ 0.50 |
| Weighted average shares outstanding[5] | **50,438** | 49,845 | 48,643 | 48,502 | 45,414 |
| Pro forma net income for change in accounting principle adopted effective January 1, 2000[4][6] | **N/A** | N/A | $ 32,326 | $ 22,276 | $ 12,013 |
| Pro forma net income per share for change in accounting principle adopted effective January 1, 2000[4][6] | **N/A** | N/A | $ 0.66 | $ 0.46 | $ 0.26 |
| **Operating Data:** | | | | | |
| Number of affiliated centers[7][8] | **879** | 592 | 537 | 469 | 360 |
| Comparable center fee revenue growth[9] | **22.1%** | 22.6%[10] | 20.1% | 19.2% | 20.0% |
| Total case starts[8] | **200,281** | 160,639 | 126,307 | 95,377 | 70,611 |

| | As of December 31, | | | | |
|---|---|---|---|---|---|
| (in thousands) | 2001 | 2000 | 1999 | 1998 | 1997 |
| **Balance Sheet Data:** | | | | | |
| Working capital | **$ 51,947** | $ 39,573 | $102,276 | $ 59,634 | $ 68,243 |
| Total assets[11] | **$580,466** | $367,947 | $362,816 | $292,472 | $224,805 |
| Total debt, net of current portion[12] | **$130,564** | $ 58,575 | $ 52,773 | $ 22,659 | $ 6,492 |
| Total equity | **$389,452** | $287,196 | $278,527 | $231,159 | $190,740 |

(1) Amounts for 2001 include operating results of OrthAlliance, Inc. subsequent to November 9, 2001, the date that our newly-formed subsidiary merged with and into OrthAlliance, but do not include any operating results for certain practices that are subject to service, management service or consulting agreements with OrthAlliance but are engaged in litigation with OrthAlliance and have ceased paying service fees to OrthAlliance (the "Excluded OrthAlliance Affiliated Practices").

(2) In the first quarter of 2001, we finalized an arrangement with our affiliated practitioners in Japan, whereby the affiliated practitioners acquired a 16% ownership interest in our Japanese subsidiary.

(3) See Note 2 to our Consolidated Financial Statements included elsewhere in this Report for information regarding the cumulative effect of a change in accounting principle effective January 1, 1999 related to Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities."

(4) See Note 2 to our Consolidated Financial Statements included elsewhere in this Report for information regarding the cumulative effect of a change in accounting principle effective January 1, 2000 related to revenue recognition and Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101").

(5) These amounts represent the full dilutive effect of the exercise of common equivalent shares (stock options) outstanding during the year. See Note 9 to our Consolidated Financial Statements included elsewhere in this Report.

(6) Pro forma amounts were calculated assuming our change in revenue recognition effective January 1, 2000 pursuant to SAB 101 had been in effect for all periods presented.

(7) These amounts are presented as of the end of the period.

(8) Amounts for 2001 do not include the Excluded OrthAlliance Affiliated Practices.

(9) These amounts represent the growth in fee revenue in the indicated period relative to the comparable prior-year period by centers that were affiliated with us throughout each of the two periods being compared. There were 73 of these comparable affiliated centers in 1997, 227 in 1998, 332 in 1999, 469 in 2000, and 532 in 2001. The amount of that growth has been significantly affected by the number of newly-opened affiliated centers included in the computation, because newly-opened affiliated centers have experienced significant growth during their first 26 months of operations. The average term of an orthodontic patient contract is about 26 months. Our affiliated centers have typically reached maturity as patients are added during the first 26 months of operations.

(10) This amount represents the growth in fee revenue in 2000 for affiliated centers open throughout 1999 and 2000, compared to pro forma fee revenue for these centers in 1999, calculated as if our change in accounting principle pursuant to SAB 101 effective January 1, 2000 had been in effect throughout 1999 and 2000. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Revenue Recognition."

(11) To conform to the balance sheet presentation as of December 31, 2001 and 2000, amounts reported as of December 31, 1997, 1998 and 1999 as patient prepayments (previously reported as a liability) have been reclassified as a reduction of service fees receivable.

(12) Includes notes payable to affiliated practices, excluding current portion.

# Management's Discussion and Analysis of Financial Condition and Results of Operations

This discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this Report. This discussion and other sections of this Report contain some forward-looking statements about our financial condition, results of operations, business and prospects. These statements appear in several sections of this Report and generally include any of the words "believe," "expect," "anticipate," "intend," "estimate," "should," "could," "will," "plan" or similar expressions.

These forward-looking statements include, without limitation, statements regarding our future growth and demand for services, projected or anticipated benefits from the OrthAlliance merger, development and affiliation of new orthodontic and pediatric dental centers, affiliation with existing orthodontic and pediatric dental practices, international expansion, use of technology to improve efficiency and reduce costs, legal proceedings, deferred tax assets, advancement of funds to affiliated practitioners, continued leasing of affiliated center facilities, liquidity and capital resources, funding of our expansion, operations and capital expenditures, payment or nonpayment of dividends, general dentist assistants, anticipated benefits from consolidating our headquarters, management, critical accounting policies and market risk.

Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions, many of which are unpredictable and not within our control. Our future results and shareholder values may differ materially from those expressed in these forward-looking statements because of a variety of risks and uncertainties, including general economic and business conditions, our expectations and estimates concerning future financial performance, financing plans and the impact of competition, anticipated trends in our business, existing and future regulations affecting our business, and other risk factors described in our Annual Report on Form 10-K for the year ended December 31, 2001 and our other filings with the Securities and Exchange Commission and in our public announcements.

We do not intend to update these forward-looking statements after the date of this Report, even if new information, future events or other circumstances have made them incorrect or misleading as of any future date. For all of these statements, we claim the protection of the safe harbor for forward-looking statements provided in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.

## General

Our business was established in 1985. At December 31, 2001, we provided business services to 364 orthodontic and pediatric dental practices operating in 879 orthodontic and pediatric dental centers in which 608 orthodontists, pediatric dentists and general dentists were practicing as of December 31, 2001. The following table provides information about these affiliated centers. These amounts do not include the Excluded OrthAlliance Affiliated Practices, which are 38 orthodontic and pediatric dental practices operating in 125 centers with 46 orthodontists and pediatric dentists as of December 31, 2001, which are engaged in litigation with OrthAlliance, Inc. and have ceased paying service fees to OrthAlliance.

| | Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 1997 | 1998 | 1999 | 2000 | 2001 |
| Number of centers at beginning of period | 247 | 360 | 469 | 537 | **592** |
| Number of centers developed during period | 58 | 54 | 36 | 18 | **28** |
| Number of centers acquired during period | 78 | 66 | 32 | 45 | **268** |
| Number of centers consolidated during period | (23) | (11) | — | (8) | **(9)** |
| Number of centers at end of period | 360 | 469 | 537 | 592 | **879** |

Of these 879 affiliated centers at December 31, 2001, 329 were developed by us and 634 were existing centers whose assets we acquired, of which 84 were consolidated into another orthodontic center. Of the 634 acquired centers, 264 were acquired in connection with OrthAlliance becoming our wholly-owned subsidiary on November 9, 2001. We expect that future growth in the number of our affiliated centers will come from both developing centers with existing and newly recruited orthodontists and pediatric dentists and acquiring the assets of, and affiliating with, existing orthodontic and pediatric dental practices.

Generally, when we develop a new center, all patients treated at the center are new patients and, in the first several months after commencing operations, the center is open only for a limited number of days each month as new patients are added. Our affiliated centers have generally become increasingly more productive and profitable as more new patients are added and existing patients return for monthly follow-up visits. After approximately 26 months of operations, a center's growth in patient base has typically begun to stabilize as the initial patients complete treatment. At that point, a center can increase the number of patients treated by improving the efficiency of its clinical staff, increasing patient treatment intervals and adding operating days or practitioners. Our affiliated centers may also increase revenue by implementing periodic price increases. Established practices with which we have affiliated have typically increased their revenue by applying our operating strategies and systems, including increased advertising and efficient patient scheduling.

## Critical Accounting Policies and Estimates

We provide integrated business services to orthodontic and pediatric dental practices, and our consolidated financial statements include service fees earned under our service and consulting agreements and the expenses of providing these services. We do not consolidate the patient revenue and other operations and accounts of our affiliated practices. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

We believe that the following critical accounting policies are important to the portrayal of our financial condition and results of operations, and require management's most difficult subjective or complex judgments due to the sensitivity of the methods, assumptions and estimates used in preparing our consolidated financial statements.

- In acquiring the non-professional assets of an orthodontic or pediatric dental practice, and entering into a service or consulting agreement with the practice, we allocate a portion of the consideration paid to the practice in connection with that transaction to an intangible asset, which represents the costs of obtaining the service or consulting agreement. The intangible assets are being amortized on a straight-line basis over the lives of the Service Agreement (up to 25 years). On a regular basis, we evaluate whether events and circumstances have occurred that indicate all or a portion of the carrying amount of these intangible assets may no longer be recoverable. The evaluation of the carrying amount of the intangible assets in relation to estimates of future undiscounted cash flows are based on management's judgments and assumptions. Future events may affect management's judgments and assumptions related to these undiscounted cash flows. Any impairment charge recorded will be based on the discounted cash flows method.
- We provide allowances for uncollectible amounts based on an estimate of the unrealizable portion of service fees receivables. We base that estimate on an aging of service fees receivable. If circumstances change resulting in an affiliated practice's inability to make required payments, additional allowances may be required.
- At December 31, 2001, we had approximately $61.1 million in deferred tax assets and have provided no valuation allowance related to these deferred tax amounts. We believe that the deferred tax assets are realizable through carry-backs and future reversals of existing taxable temporary differences. In the event that we determine that the deferred tax assets would likely not be realized, a valuation allowance would be required and charged to income when such determination is made.
- In connection with our acquisition of OrthAlliance on November 9, 2001, we allocated a portion of the purchase price paid in connection with the merger among OrthAlliance's assets, including its service, management service and consulting agreements. This purchase price allocation required that we make certain estimates and assumptions in assigning values to OrthAlliance's assets and liabilities. We did not allocate any of the purchase price to service, management service and consulting agreements with the Excluded OrthAlliance Affiliated Practices. The allocation reflected in the consolidated financial statements included elsewhere in this Report is preliminary and the estimated values may change as more facts become known.
- We recorded at December 31, 2001, an amount of $71.8 million of goodwill related to the OrthAlliance merger. Goodwill is carried at cost and is not amortized, but instead will be tested for impairment by applying a fair value concept in accordance with Statement of Financial Accounting Standards No. 142. The evaluation of the impairment loss requires management to make estimates and assumptions. Adverse changes to our operations in connection with OrthAlliance could result in impairment losses in the future.
- Under our revenue recognition policy, which is described below, we must make certain estimates, including amounts to be retained by our affiliated practices.

For further discussion on our accounting policies, see Note 2 to our Consolidated Financial Statements included elsewhere in this Report, primarily related to revenue recognition and stock compensation arrangements.

### Revenue Recognition

Effective January 1, 2000, we changed our fee revenue recognition pursuant to Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"). SAB 101 summarizes certain of the Securities and Exchange Commission staff's views in applying generally accepted accounting principles to revenue recognition in financial statements.

We recognize fee revenue based on a straight-line allocation of patient contract revenue over the terms of the patient contracts (which, for orthodontic patients, average about 26 months), minus the portion of that straight-line allocation retained or to be retained by our affiliated practices. Amounts retained or to be retained by an affiliated practice equal the practice's proportionate share of the portion of that straight-line allocation of patient contract revenue that is collected during the relevant period, and the patient receivables that represent the uncollected portion of that straight-line allocation of patient contract revenue. Amounts retained or to be retained are reduced by any operating losses, depreciation, interest on outstanding loans, bad debt or other expenses that we have incurred but for which we have not been reimbursed by the practice; however, these unreimbursed expenses reduce amounts retained by an affiliated practice only up to the amounts that would otherwise be retained by the practice. Any remaining unreimbursed expenses would reduce amounts retained or to be retained by the practice in subsequent periods. For OCA's general form of service and consulting agreements (under which service fees are generally determined, at least in part, based upon a percentage of practice operating profit), the amounts retained or to be retained by an affiliated practice are estimated using the percentage of practice operating profits that may be retained by the practice under the service or consulting agreement. For OrthAlliance's service, management service and consulting agreements (under which service fees are generally determined, at least in part, based upon a percentage of practice revenue and reimbursement of practice related expenses), amounts retained or to be retained by an affiliated practice are estimated using the percentage of practice revenue that may be retained by the practice under the terms of the service, management or consulting agreement, minus the estimated amount of practice related expenses for which OrthAlliance may be reimbursed under that agreement.

Many of OrthAlliance's affiliated practices require that their patients pay a down payment of approximately 25% of the total treatment fee at the commencement of treatment. This results in us receiving cash in advance of incurring certain practice related expenses and recognizing certain service fees as fee revenue, which are deferred and recorded as service fee prepayments. Service fee prepayments represent cash received in excess of service fees that have been recognized as fee revenue, less an estimate of the portion of that cash that the applicable affiliated practice is to retain and practice related expenses that have not yet been incurred.

The cumulative effect of this change in accounting principle was $50.6 million, net of income tax, which is reflected in our results of operations for 2000. The cumulative effect of the change was also reflected in a reduction in service fees receivable, net of allowance for uncollectible amounts, to $35.4 million as of December 31, 2000 from $87.6 million as of December 31, 1999.

The pro forma net income amounts presented in "Selected Financial and Operating Data" and in our consolidated statement of operations were calculated assuming that the change in accounting principle pursuant to SAB 101 was effective throughout all periods presented.

For periods prior to January 1, 2000, we recognized fee revenue consistent with the proportion of services that we provide our affiliated practices during the term of a patient's course of treatment and the terms of OCA's general form of service agreements with affiliated practices. We estimate that, on average, at least 24% of the services we and our employees, including orthodontic assistants and other center staff, provide our affiliated practices, such as staffing, supplies and inventory, computer and management information systems, scheduling, billing and accounting services, relate to the first month of the term of our affiliated practices' patient contracts. OCA's general form of service agreements generally provides for monthly service fees based upon the result of approximately 24% of each new patient contract balance during the first month of the term of the patient contract, plus the balance of the patient contract balance allocated equally over the remaining term of the patient contract, minus amounts retained by the affiliated practice. The amounts retained by an affiliated practice are based on a percentage of the operating profit of the practice on a cash basis, generally cash collections minus expenses during the period (in some cases, after reduction for any hourly-based service fees or hourly-based amounts retained by the affiliated practice), plus, in some cases, certain hourly-based amounts. Amounts retained by an affiliated practice that operates a newly developed orthodontic center are typically reduced by operating losses on a cash basis because of start-up expenses. For periods prior to January 1, 2000, we recognized fee revenue attributable to an affiliated practice's share of these operating losses in the period during which the operating losses were incurred, with such fee revenue totaling about $4.0 million during 1999.

#### Expenses

Operating expenses of our affiliated centers are our expenses and are recognized as incurred. Employee costs consist of wages, salaries and benefits paid to all of our employees, including orthodontic assistants, business staff and management personnel. General and administrative expenses consist of, among other things, provision for losses on service fees receivable, professional fees, maintenance and utility costs, office supply expense, telephone expense, taxes, license fees, printing expense and shipping expense.

#### Business Combination with OrthAlliance

On November 9, 2001, OrthAlliance became our wholly-owned subsidiary in a stock-for-stock merger whereby our newly formed subsidiary merged into OrthAlliance. OrthAlliance was formed in October 1996 and provides management and consulting services to orthodontists and pediatric dentists located throughout the United States. As of December 31, 2001, OrthAlliance was affiliated with 118 orthodontic and pediatric dental practices operating in 264 centers with 156 orthodontists and pediatric dentists (not including the Excluded OrthAlliance Affiliated Practices).

The OrthAlliance merger was accounted for using the purchase method of accounting and the results of operations of OrthAlliance subsequent to November 9, 2001 have been included in our consolidated financial statements for 2001. However, our consolidated financial statements for 2001 do not include any results of operations associated with the Excluded OrthAlliance Affiliated Practices, which are 38 orthodontic and pediatric dental practices operating in 125 centers with 46 orthodontists and pediatric dentists as of December 31, 2001, that are engaged in litigation with OrthAlliance and have ceased paying service fees to OrthAlliance.

In the OrthAlliance merger, each share of OrthAlliance common stock was converted into 0.10135 shares of our common stock. We issued approximately 1.2 million shares of our common stock with a total value of $32.3 million, based on the closing market price of our common stock reported on the New York Stock Exchange on the day immediately preceding the merger. We also incurred approximately $4.2 million in merger-related expenses and assumed approximately $119.8 million of liabilities in the merger. In addition, we initiated several incentive programs under which OrthAlliance's affiliated practices could be granted shares of our common stock if, among other things, they entered into a new service agreement with us or entered into amendments to their employment agreement and their service, management service or consulting agreement with OrthAlliance.

We believe that the OrthAlliance merger is a strategically important transaction, which we believe will provide opportunities for growth in our fee revenue and increases in our operating margin. Our objective is to build sound, long-term business relationships with OrthAlliance's affiliated practices, and to increase the number of these practices that use our suite of integrated business systems and services. Since entering into a merger agreement with OrthAlliance in May 2001, we have devoted substantial resources to attempting to integrate their practices into our network of other affiliated practices. Some of OrthAlliance's affiliated practices began using part of our computer and business systems prior to the merger, under a license that we granted to OrthAlliance in October 2001. In addition, approximately 66 of OrthAlliance's affiliated practices (not including six of the Excluded OrthAlliance Affiliated Practices) agreed, in amendments to their service, management service or consulting agreements with OrthAlliance, to use our proprietary computer software and business systems in their practices. During 2002, we hope to fully implement our business systems for these practices. We also intend to continue to inform other OrthAlliance affiliated practices about the quality and benefits of our systems and services, which we hope will persuade additional practices to use a wide range of these systems and services.

Before we entered into the merger agreement with OrthAlliance, we anticipated that some portion of OrthAlliance's affiliated practices would oppose such a merger because of, among other things, disappointment with the market price of OrthAlliance's common stock (which many practices received in connection with their affiliation with OrthAlliance), unwillingness to affiliate with a competitor of OrthAlliance or perceived differences in the companies' cultures and operating strategies. Accordingly, we factored the likelihood of a number of dissident practices into our analysis of the economic merits of the merger, and into the structure of the merger agreement and merger consideration (which was based on the number of practices that entered into amendments to their employment agreements and service, management service and consulting agreements with OrthAlliance prior to the merger). Following the announcement of the merger agreement with OrthAlliance in May 2001, a number of OrthAlliance's affiliated practices did, in fact, file lawsuits against OrthAlliance and/or notify OrthAlliance that it was in default under their service, management service and consulting agreements, in response to which OrthAlliance engaged outside counsel to represent its interests. We believe that, despite these lawsuits, the OrthAlliance merger has financial merit and was a positive development for our company.

OrthAlliance intends to defend each of these lawsuits vigorously, and to continue to demand that these practices honor their commitments under their agreements with OrthAlliance. We believe that the plaintiffs' claims in these actions lack merit, and that OrthAlliance has meritorious claims against each of these plaintiffs. Based on our prior experience and discussions with some of these practices or their representatives, we currently believe that some of these practices will settle their lawsuits by paying us an amount of cash in exchange for termination or modification of their service, management service and consulting agreements with OrthAlliance, depending upon the parties' ability to reach an agreement as to the amount to be paid. We cannot assure you that such an agreement or settlement will be reached in any of these lawsuits. We also cannot, at this time, predict the outcome of these lawsuits or assure you that we will prevail in any of them, nor can we estimate at this time the amount of damages that we might incur or receive in these actions. Due to the uncertainty of this litigation, we have currently assigned no value to service, management service and consulting agreements with the Excluded OrthAlliance Affiliated Practices (which represent 46 of the practitioners engaged in litigation with OrthAlliance and which had ceased to pay service fees to OrthAlliance as of December 31, 2001) for purposes of allocating the purchase price that we paid in the OrthAlliance merger.

### Overview of Service and Consulting Agreements

We provide a wide range of services to our affiliated practices, including marketing and advertising, management information systems, staffing, supplies and inventory, scheduling, billing, financial reporting, accounting and other administrative and business services. These services are provided under long-term agreements with affiliated orthodontists and pediatric dentists and/or their wholly-owned professional corporation or other entity, with terms that generally range from 20 to 40 years.

The specific form of agreement is based upon the dental regulatory provisions of the particular state in which an affiliated practice is located. In most states, we use a form of service agreement, with some minor variations from state to state. In a small number of states with particularly stringent laws relating to the practice of dentistry, we use a consulting agreement, which also varies somewhat from state to state. OrthAlliance and its affiliated practices are parties to service, management service and consulting agreements that differ in some respects from the service and consulting agreements that OCA has historically used.

During 2001, about 95.2% of our fee revenue was attributable to service agreements, including, for periods after November 9, 2001, OrthAlliance's service and management service agreements, and about 4.8% of our fee revenue was attributable to consulting agreements, including, for periods after November 9, 2001, OrthAlliance's consulting agreements.

#### OCA Service Agreements

Under OCA's general form of service agreement, we provide affiliated practices with a wide range of business services in exchange for monthly service fees based upon the result of about 24% of new patient contract balances in the first month of treatment plus the balance of the patient contract balances allocated equally over the remaining terms of the patient contracts (which average about 26 months), minus amounts retained by the affiliated practice. The amounts retained by an affiliated practice are based on a percentage of the operating profits of the practice on a cash basis, generally cash collections minus expenses during the period (in some cases, after reduction for any hourly-based service fees or hourly-based amounts retained by the affiliated practice), plus, in some cases, certain hourly-based amounts. These service fees generally represent reimbursement for direct and indirect expenses that we incur in providing services to an affiliated practice (including employee costs, marketing and advertising costs, office rent, utilities expense, supply costs and general and administrative expenses), a portion of the operating profits of the affiliated practice on a cash basis, a percentage of the affiliated practice's revenue, a fee amount dependent on the affiliated practice's revenue and expenses, and in some cases, hourly-based service fees. Excluding reimbursement of direct and indirect expenses and any hourly-based service fees, service fees based on the operating profits of the affiliated practice generally range from 40% to 50% of a mature practice's cash operating profits (in some cases, after reduction for any hourly-based service fees or hourly-based amounts retained by an affiliated practice).

#### OCA Consulting Agreements

Under OCA's general form of consulting agreement, the types of services we provide to affiliated practices are generally similar to the services we provide under our general form of service agreement. Fees paid to us under the consulting agreements generally are a combination of, depending on the service being performed, cost-based types of fees, flat monthly fees and hourly fees.

#### OrthAlliance Service and Consulting Agreements

Under OrthAlliance's general form of service agreements, OrthAlliance generally must provide or arrange for certain services for its affiliated practices, and advise and assist the practices with respect to certain other services. These services are generally similar to those provided under OCA's service agreements. OrthAlliance is generally responsible for paying certain practice expenses, for which it is to be reimbursed by the affiliated practice. If the practice's collections are insufficient to fund the practice's current practice expenses, then OrthAlliance is generally obligated to advance funds for those expenses. Under these service agreements, OrthAlliance generally receives service fees based on either (i) a percentage of adjusted practice revenue (generally about 17%), which is to be earned by OrthAlliance on an accrual basis of accounting and received on a cash basis, subject, in some cases, to a minimum dollar amount of annual service fees during the first five years of the agreement, (ii) a percentage of adjusted practice revenue (generally about 17%), which is to be earned by OrthAlliance on an accrual basis of accounting, and received on a cash basis, subject to annual adjustments based upon improvements in the affiliated practice's operating margin, and, in some cases, subject to a minimum dollar amount of annual service fees during the first five years of the agreement; or (iii) a flat monthly fee with annual fixed-dollar increases.

Under OrthAlliance's general form of consulting agreements, OrthAlliance must provide certain specified services to its affiliated practices, provide other services at the request of the practices and consult with or advise the affiliated practices with respect to other services. These services are generally similar to those provided under OCA's service agreements. Under these agreements, OrthAlliance receives a consulting fee based on one of the three fee structures described above with respect to OrthAlliance's service agreements.

Under OrthAlliance's general form of management service agreements, which are used for practices that were affiliated with New Image prior to OrthAlliance's acquisition of those agreements in March 2000, OrthAlliance is to provide and remit payment for a wide range of services for its affiliated practices, including providing facilities, equipment, support personnel, utilities, supplies, bookkeeping, marketing and billing and collections services. These management service agreements generally provide for a service fee that varies from month to month depending on the particular practice's practice revenue and operating expenses. Service fees are calculated based on two grids set forth in the management service agreement that determine the portion of practice revenue, on a cash basis, that is to be retained by the affiliated practice. One grid determines a percentage of practice revenue, on a cash basis, to be retained by the affiliated practice based on the amount of such practice revenue during the prior calendar quarter. Pursuant to this grid, OrthAlliance's service fees generally increase if the affiliated practice's practice revenue increases and the service fees generally decrease if the affiliated practice's practice revenue decreases. The other grid determines an offsetting or additional percentage of such practice revenue to be retained by the affiliated practice, based on the practice's operating expenses during the prior calendar quarter. Pursuant to this grid, OrthAlliance's service fees generally decrease if the affiliated practice's operating expenses increase and the service fees generally increase if the affiliated practice's operating expenses decrease. The management service agreements generally provide for maximum service fees of 19.5% of the practice's practice revenue on a cash basis. A few of OrthAlliance's management service agreements provide for a fixed percentage service fee.

### Fee Revenue Attributable to Service and Consulting Agreements

During 2001, fee revenue that was attributable to service agreements totaled $334.1 million, or 95.2% of fee revenue, including, for periods after November 9, 2001, OrthAlliance's service and management service agreements, and fee revenue that was attributable to consulting agreements totaled $16.9 million, or 4.8% of fee revenue, including, for periods after November 9, 2001, OrthAlliance's consulting agreements. During 2000, fee revenue that was attributable to service agreements totaled $256.7 million, or 95.5% of fee revenue, and fee revenue that was attributable to consulting agreements totaled $12.1 million, or 4.5% of fee revenue. During 1999, fee revenue that was attributable to service agreements totaled 95.7% of fee revenue, and fee revenue that was attributable to consulting agreements totaled 4.3% of fee revenue.

During 2001, our operating margin, or operating profit as a percentage of fee revenue, for fee revenue attributable to service agreements was 29.8%, including, for periods after November 9, 2001, OrthAlliance's service and management service agreements, and our operating margin for fee revenue attributable to consulting agreements was 25.7%, including, for periods after November 9, 2001, OrthAlliance's consulting agreements. The decrease in operating margin from consulting agreements during 2001 was primarily due to increased marketing and advertising expense during 2001. During 2000, our operating margin for fee revenue attributable to service agreements was comparable to that for fee revenue attributable to consulting agreements, with an operating margin for fee revenue attributable to service agreements of 29.8% and an operating margin for fee revenue attributable to consulting agreements of 29.3%. During 1999, our operating margin for fee revenue attributable to service agreements was 34.3% and our operating margin for fee revenue attributable to consulting agreements was 26.6%, due to the addition of new orthodontic centers affiliated under consulting agreements that were not operating at full capacity. The change in operating margin from 1999 to 2000 was primarily due to the effect on fee revenue for 2000 from our change in fee revenue recognition policy effective January 1, 2000. See "Results of Operations" below.

### Seasonality

Our affiliated practices have experienced their highest volume of new cases in the summer and other periods when schools are not typically in session. During these periods, children have a greater opportunity to visit an orthodontist or pediatric dentist to commence treatment. Consequently, our affiliated practices have experienced higher revenue during the first and third quarters of the year as a result of increased patient starts. During the Thanksgiving and Christmas seasons, our affiliated practices have experienced reduced volume and fourth quarter revenue for our affiliated practices has been generally lower as compared to other periods. Seasonality in recent periods has been mitigated by the impact of additional practices.

### Emerging Issues Task Force Issue No. 97-2

We do not have a controlling financial interest in our affiliated practices. In accordance with guidance in Emerging Issues Task Force Issue No. 97-2, we do not consolidate the patient revenue and other operations and accounts of our affiliated practices within our financial statements.

### Results of Operations

The following table provides information about the percentage of fee revenue represented by some of the items in our consolidated statements of income. Information for 2000 and 2001 includes the effect of the change in revenue recognition we adopted effective January 1, 2000.

| | Year Ended December 31, 2001 | 2000 | 1999 |
|---|---|---|---|
| Fee revenue | **100.0%** | 100.0% | 100.0% |
| Direct expenses: | | | |
| Employee costs | **28.8** | 29.0 | 27.1 |
| Orthodontic supplies | **8.4** | 7.9 | 7.6 |
| Rent | **8.8** | 8.9 | 8.2 |
| Marketing and advertising | **7.5** | 8.2 | 7.5 |
| Total direct expenses | **53.5** | 54.0 | 50.4 |
| General and administrative | **11.2** | 10.6 | 10.3 |
| Depreciation and amortization | **5.7** | 5.6 | 5.4 |
| Operating profit | **29.6** | 29.8 | 33.9 |
| Interest (income) expense | **1.6** | 1.4 | 1.0 |
| Income before income taxes | **28.0** | 28.4 | 32.9 |
| Provision for income taxes | **10.6** | 10.6 | 12.5 |
| Income before cumulative effect of changes in accounting principles | **17.4** | 17.8 | 20.4 |
| Cumulative effect of changes in accounting principles, net of income tax benefit | **—** | (18.8) | (0.2) |
| Net income (loss) | **17.4%** | (1.0)% | 20.2% |

### 2001 Compared to 2000

OVERVIEW. Our net income was $61.1 million in 2001, compared to a net loss of $2.9 million for 2000, primarily due to significant increase in fee revenue during 2001 and the cumulative effect of a change in accounting principle in 2000 of $50.6 million, net of an income tax benefit, with respect to our change in revenue recognition effective January 1, 2000 pursuant to SAB 101. During 2001, our operating margin (or operating profits as a percentage of fee revenue) slightly decreased to 29.6% from 29.8% for 2000. Our fee revenue increased 30.5% to $351.0 million during 2001, from $268.8 million for 2000. Our direct expenses increased 29.2% to $187.8 million during 2001, from $145.3 million for 2000. As a percentage of fee revenue, our direct expenses slightly decreased to 53.5% during 2001 from 54.0% for 2000.

FEE REVENUE. Fee revenue increased $82.1 million, or 30.5%, to $351.0 million for 2001 from $268.8 million for 2000. We attribute $54.2 million of this increase to the growth in fee revenue of centers open throughout both periods and to the contribution to fee revenue after November 9, 2001 from practices affiliated with OrthAlliance, and $27.9 million of this increase to centers opened since January 1, 2000. We recognized revenue of $23.9 million during 2001 and $57.3 million during 2000 that was included in the cumulative effect of changes in accounting principles during 2000. The increase in fee revenue during 2001, as compared to 2000, was also due to an increase in the number of patients being treated by our affiliated practices and an increase in the average amount of fees that patients were charged for treatment. During 2001, our affiliated practices initiated treatment of about 200,000 patients, an increase of 24.2% from about 161,000 patients during 2000, representing initial new patient contract balances of $640.4 million for 2001, an increase of 29.6% from $494.1 million for 2000. At December 31, 2001, our affiliated practices had a total of about 484,000 patient contracts, compared to about 343,000 patient contracts at December 31, 2000. These amounts exclude the Excluded OrthAlliance Affiliated Practices.

EMPLOYEE COSTS. Employee costs increased $23.0 million, or 29.4%, to $101.1 million for 2001 from $78.1 million for 2000. As a percentage of fee revenue, employee costs decreased to 28.8% for 2001 from 29.0% for 2000. As a result of developments in orthodontic technology, a patient may be seen every six to eight weeks, rather than the traditional four weeks, without compromising quality of care. Consistent with industry trends, our affiliated orthodontists have begun increasing the intervals between patient treatments. During 2001, patients in our affiliated orthodontic centers averaged 45.9 days between office visits, compared to an average of 43.6 days during 2000. This increase in patient treatment interval reduces the number of office visits during the term of a patient's treatment, which continues to average about 26 months, and results in lower employee costs per patient. The increased interval does not, however, reduce the amount of treatment fees per patient. Therefore, the increased interval reduces the employee costs incurred with respect to an individual patient relative to the patient's treatment fee.

ORTHODONTIC SUPPLIES. Orthodontic supplies expense increased $8.2 million, or 38.7%, to $29.4 million for 2001 from $21.2 million for 2000. As a percentage of fee revenue, orthodontic supplies expense increased to 8.4% for 2001 from 7.9% for 2000. This increase was primarily due to increases, for the first time in about three years, in prices charged for orthodontic supplies by certain of our vendors.

RENT. Rent expense increased $6.9 million, or 28.8%, to $30.9 million for 2001 from $24.0 million for 2000. This increase was primarily due to centers acquired, affiliated, opened or relocated after 2000. As a percentage of fee revenue, rent expense slightly decreased to 8.8% for 2001 from 8.9% for 2000. This decrease was due, in part, to the fact that we maintained a corporate office in leased office space located in Ponte Vedra Beach, Florida for only a portion of 2001, as compared to all of 2000.

MARKETING AND ADVERTISING. Marketing and advertising expense increased $4.5 million, or 20.5%, to $26.5 million for 2001 from $22.0 million for 2000. The increase in this expense primarily resulted from increases in marketing and advertising related to growth in fee revenue for existing centers as well as marketing and advertising for centers added after 2000. As a percentage of fee revenue, marketing and advertising expense decreased to 7.5% for 2001 from 8.2% for 2000. This decrease was primarily due to advertising in more effective media in 2001 and, to a lesser extent, to the fact that OrthAlliance affiliated practices generally advertised less than other OCA affiliated practices.

GENERAL AND ADMINISTRATIVE. General and administrative expense increased $11.0 million, or 38.7%, to $39.4 million for 2001 from $28.4 million for 2000. As a percentage of fee revenue, general and administrative expense increased to 11.2% for 2001 from 10.6% for 2000. The increase in general and administrative expense primarily resulted from increases in fees paid to financial institutions, costs to install DSL lines for our affiliated centers and office supplies expense. Fees paid to financial institutions primarily related to costs incurred to amend our $100.0 million revolving line of credit and to obtain a $50.0 million bridge credit facility in connection with the OrthAlliance merger. The DSL connection allows for certain software applications to be provided through a World Wide Web interface, which enables affiliated practices to access and update patient records, accounting records and other data from any location. The increase in office supplies expense was primarily attributable to price increases by certain vendors, some of which increased prices for the first time in about three years, and an increase in office supplies use due to an increased number of patients and affiliated practices during 2001.

DEPRECIATION AND AMORTIZATION. Depreciation and amortization expense increased $4.6 million, or 30.3%, to $19.8 million for 2001 from $15.2 million for 2000. The increase in this expense is a result of the fixed assets acquired and service agreements entered into for centers developed, acquired or relocated after 2000. As a percentage of fee revenue, depreciation and amortization expense was 5.7% for 2001, compared to 5.6% for 2000. There was no amortization of the goodwill amount recorded as a result of the OrthAlliance acquisition.

OPERATING PROFIT. Operating profit increased $24.0 million, or 30.0%, to $104.0 million for 2001 from $80.0 million for 2000. As a percentage of fee revenue, operating profit decreased to 29.6% for 2001 from 29.8% for 2000.

INTEREST. Net interest expense increased $2.0 million, or 54.0%, to $5.7 million for 2001 from $3.7 million for 2000. As a percentage of fee revenue, net interest expense increased to 1.6% for 2001 from 1.4% for 2000. The increase in this expense resulted from an increase since 2000 in the average balance of borrowings under our $100.0 million revolving line of credit and $50.0 million bridge credit facility associated with expansion in new and existing markets and the OrthAlliance merger, and an increase in the average interest rate charged for those borrowings.

Provision for Income Taxes. Provision for income taxes increased $8.5 million, or 30.7%, to $37.1 million for 2001 from $28.6 million for 2000. Our effective income tax rate was 37.8% for 2001 and 2000. Our change in accounting principle pursuant to SAB 101 effective January 1, 2000 resulted in deferred tax assets of $41.4 million. We have provided no valuation allowance for these deferred tax assets. We believe that the deferred tax assets at December 31, 2001 are realizable through carrybacks and future reversals of existing taxable temporary differences.

Cumulative Effect of a Change in Accounting Principle. During 2000, we recorded a cumulative effect of a change in accounting principle of $50.6 million, net of an income tax benefit of $30.6 million, with respect to our change in revenue recognition effective as of January 1, 2000 pursuant to SAB 101.

Net Income (Loss). During 2001, our net income increased to $61.1 million, compared to a net loss of $2.8 million for 2000, primarily due to a significant increase in fee revenue during 2001 and the cumulative effect of a change in accounting principle in 2000 of $50.6 million, net of an income tax benefit, with respect to our change in revenue recognition effective January 1, 2000 pursuant to SAB 101. As a percentage of fee revenue, net income for 2001 was 17.4%, as compared to (1.0)% for our net loss for 2000, as a result of the factors discussed above.

**2000 Compared to 1999**

Overview. We experienced a net loss of $2.8 million in 2000, compared to net income of $45.8 million for 1999, primarily due to the cumulative effect of a change in accounting principle of $50.6 million, net of an income tax benefit of $30.6 million, with respect to our change in revenue recognition effective January 1, 2000 pursuant to SAB 101. Net income before the cumulative effect of the change in accounting principle was $47.7 million for 2000, compared to $46.5 million for 1999. On a pro forma basis, calculated as if our change in accounting principle pursuant to SAB 101 effective January 1, 2000 had been in effect throughout 1999 and 2000, net income, excluding the cumulative effects of changes in accounting principles, increased 44.5% to $47.7 million for 2000 from $33.0 million for 1999.

During 2000, our operating margin (or operating profits as a percentage of fee revenue) decreased to 29.8% from 33.9% for 1999. This decrease was primarily due to the effect on our fee revenue for 2000 from our change in fee revenue recognition policy effective January 1, 2000. On a pro forma basis, calculated as if our change in accounting principle pursuant to SAB 101 effective January 1, 2000 had been in effect throughout 1999 and 2000, our operating margin would have increased to 29.8% for 2000 from 27.0% for 1999.

Our fee revenue increased 18.8% to $268.8 million during 2000, from $226.3 million for 1999. On a pro forma basis, calculated as if our change in accounting principle pursuant to SAB 101 effective January 1, 2000 had been in effect throughout 1999 and 2000, fee revenue increased 30.7% to $268.8 million for 2000, from $205.6 million for 1999.

Our direct expenses increased 27.6% to $145.3 million during 2000, from $113.9 million for 1999. As a percentage of fee revenue, our direct expenses increased to 54.0% during 2000 from 50.4% for 1999, primarily due to the effect on our fee revenue for 2000 from our change in fee revenue recognition policy effective January 1, 2000. On a pro forma basis, calculated as if our change in accounting principle pursuant to SAB 101 effective January 1, 2000 had been in effect throughout 1999 and 2000, our direct expenses decreased as a percentage of fee revenue to 54.0% for 2000 from 55.4% for 1999.

Fee Revenue. Fee revenue increased $42.5 million, or 18.8%, to $268.8 million for 2000 from $226.3 million for 1999. We attribute $28.8 million of this increase to the growth in fee revenue of centers open throughout both periods and $13.7 million of this increase to centers opened since January 1, 1999. On a pro forma basis, calculated as if our change in accounting principle pursuant to SAB 101 effective January 1, 2000 had been in effect throughout 1999 and 2000, fee revenue increased $63.2 million, or 30.7%, to $268.8 million for 2000 from $205.6 million for 1999. The increase in fee revenue during 2000 was also due to an increase in the number of patients being treated by our affiliated practices and an increase in the average amount of fees that patients were charged for treatment. During 2000, our affiliated practices initiated treatment of about 160,639 patients, an increase of 27.2% from 126,307 patients during 1999, representing initial new patient contract balances of $494.1 million for 2000, an increase of 33.9% from $369.1 million for 1999. At December 31, 2000, our affiliated practices had a total of about 343,370 patient contracts, compared to about 267,965 patient contracts at December 31, 1999. In 2000, approximately 30% of our affiliated practices implemented a fee increase from $109 per month to $119 per month, with an increase in the final payment from $436 to $476.

Employee Costs. Employee costs increased $16.9 million, or 27.6%, to $78.1 million for 2000 from $61.2 million for 1999. As a percentage of fee revenue, employee costs increased to 29.0% for 2000 from 27.1% for 1999, due to the effect on fee revenue for 2000 from our change in fee revenue recognition policy effective January 1, 2000 pursuant to SAB 101, which offset capacity efficiencies achieved through general changes to patient treatment schedules by our affiliated orthodontists which resulted in fewer treatments per patient contract and lower employee costs per patient. On a pro forma basis, calculated as if our change in accounting principle pursuant to SAB 101 effective January 1, 2000 had been in effect throughout 1999 and 2000, employee costs decreased as a percentage of fee revenue to 29.0% for 2000 from 29.8% for 1999, due to capacity efficiencies achieved through general changes to patient treatment schedules by our affiliated orthodontists which resulted in fewer treatments per patient contract and lower employee costs per patient. As a result of developments in orthodontic technology, a patient may be seen every six to eight weeks, rather than the traditional four weeks, without compromising quality of care. Consistent with industry trends, our affiliated orthodontists have begun increasing the intervals between patient treatments. During 2000, patients in our affiliated orthodontic centers averaged 43.6 days between office visits, compared to an average of 39.3 days during 1999. This increase in patient treatment interval reduces the number of office visits during the term of a patient's treatment, which continues to average about 26 months, and results in lower employee costs per patient. The increased interval does not, however, reduce the amount of treatment fees per patient. Therefore, the increased interval reduces the employee costs incurred with respect to an individual patient relative to the patient's treatment fee.

Orthodontic Supplies. Orthodontic supplies expense increased $4.1 million, or 24.0%, to $21.2 million for 2000 from $17.1 million for 1999. As a percentage of fee revenue, orthodontic supplies expense increased to 7.9% for

2000 from 7.6% for 1999, due to the effect on fee revenue for 2000 from our change in revenue recognition effective January 1, 2000 pursuant to SAB 101, which offset cost improvements attained through bulk purchasing and our proprietary inventory control and ordering system. On a pro forma basis, calculated as if our change in accounting principle pursuant to SAB 101 effective January 1, 2000 had been in effect throughout 1999 and 2000, orthodontic supplies expense, as a percentage of fee revenue, decreased to 7.9% for 2000 from 8.3% for 1999.

RENT. Rent expense increased $5.4 million, or 29.0%, to $24.0 million for 2000 from $18.6 million for 1999. We attribute the increase in this expense to centers affiliated, opened or relocated after 1999. As a percentage of fee revenue, rent expense increased to 8.9% for 2000 from 8.2% for 1999. On a pro forma basis, calculated as if our change in accounting principle pursuant to SAB 101 effective January 1, 2000 had been in effect throughout 1999 and 2000, rent expense decreased slightly as a percentage of fee revenue to 8.9% for 2000 from 9.1% for 1999.

MARKETING AND ADVERTISING. Marketing and advertising expense increased $5.1 million, or 30.2%, to $22.0 million for 2000 from $16.9 million for 1999. The increase in this expense primarily resulted from increases in marketing and advertising related to growth in fee revenue for existing orthodontic centers as well as marketing and advertising for orthodontic centers added after 1999. As a percentage of fee revenue, marketing and advertising expense increased to 8.2% for 2000 from 7.5% for 1999, due to the effect on fee revenue for 2000 from our change in fee revenue recognition effective January 1, 2000 pursuant to SAB 101. On a pro forma basis, calculated as if our change in accounting principle pursuant to SAB 101 effective January 1, 2000 had been in effect throughout 1999 and 2000, marketing and advertising expense, as a percentage of fee revenue, remained constant at 8.2% for 2000 and 1999.

GENERAL AND ADMINISTRATIVE. General and administrative expense increased $5.1 million, or 21.8%, to $28.4 million for 2000 from $23.3 million for 1999. The increase in general and administrative expense primarily resulted from the addition of orthodontic centers and increases in our affiliated orthodontists' patient base after 1999. As a percentage of fee revenue, general and administrative expense increased to 10.6% for 2000 from 10.3% for 1999 due to the effect on fee revenue for 2000 from our change in revenue recognition policy effective January 1, 2000 pursuant to SAB 101. On a pro forma basis, calculated as if our change in accounting principle pursuant to SAB 101 effective January 1, 2000 had been in effect throughout 1999 and 2000, general and administrative expense decreased as a percentage of fee revenue to 10.6% for 2000 from 11.7% for 1999.

DEPRECIATION AND AMORTIZATION. Depreciation and amortization expense increased $2.9 million, or 23.9%, to $15.2 million for 2000 from $12.2 million for 1999. The increase in this expense is a result of the fixed assets acquired and service agreements entered into for orthodontic centers developed, acquired or relocated after 1999. As a percentage of fee revenue, depreciation and amortization expense increased to 5.6% for 2000 from 5.4% for 1999. On a pro forma basis, calculated as if our change in accounting principle pursuant to SAB 101 effective January 1, 2000 had been in effect throughout 1999 and 2000, depreciation and amortization expense decreased as a percentage of fee revenue to 5.6% for 2000 from 6.0% for 1999.

OPERATING PROFIT. Operating profit increased $3.1 million, or 4.0%, to $80.0 million for 2000 from $76.9 million for 1999. As a percentage of fee revenue, operating profit decreased to 29.8% for 2000 from 33.9% for 1999 as a result of the factors discussed above. On a pro forma basis, calculated as if our change in accounting principle pursuant to SAB 101 effective January 1, 2000 had been in effect throughout 1999 and 2000, operating profit increased $25.6 million, or 47.0%, to $80.0 million for 2000 from $55.4 million for 1999, and increased as a percentage of fee revenue to 29.8% for 2000 from 27.0% for 1999, as a result of the factors discussed above.

INTEREST. Net interest expense increased $1.5 million, or 69.3%, to $3.7 million for 2000 from $2.2 million for 1999. As a percentage of fee revenue, net interest expense increased to 1.4% for 2000 from 1.0% for 1999. The increase in this expense resulted from an increase since 1999 in the average balance of borrowings under our $100.0 million revolving line of credit associated with expansion in new and existing markets and an increase in the average interest rate charged for those borrowings. The increase in net interest expense as a percentage of fee revenue was also due to the effect on fee revenue for 2000 from our change in fee revenue recognition effective January 1, 2000 pursuant to SAB 101. On a pro forma basis, calculated as if our change in accounting principle pursuant to SAB 101 effective January 1, 2000 had been in effect throughout 1999 and 2000, net interest expense increased as a percentage of fee revenue to 1.4% for 2000 from 1.2% for 1999, due to an increase since 1999 in the average balance of borrowings under our $100.0 million revolving line of credit associated with expansion in new and existing markets and an increase in the average interest rate charged for those borrowings.

PROVISION FOR INCOME TAXES. Provision for income taxes increased $343,000, or 1.2%, to $28.6 million for 2000 from $28.2 million for 1999. Our effective income tax rate was 37.8% for 2000 and 1999. Our change in accounting principle pursuant to SAB 101 effective January 1, 2000 resulted in deferred tax assets of $41.4 million. We have provided no valuation allowance for these deferred tax assets. We believe that the deferred tax assets at December 31, 2000 are realizable through carrybacks and future reversals of existing taxable temporary differences. On a pro forma basis, calculated as if our change in accounting principle pursuant to SAB 101 effective January 1, 2000 had been in effect throughout 1999 and 2000, provision for income taxes increased $8.6 million, or 43.0%, to $28.6 million for 2000 from $20.0 million for 1999.

CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE. During 2000, we recorded a cumulative effect of a change in accounting principle of $50.6 million, net of an income tax benefit of $30.6 million, with respect to our change in revenue recognition effective as of January 1, 2000 pursuant to SAB 101. During 1999, we recorded a cumulative effect of a change in accounting principle of $678,000, net of an income tax benefit of $410,000, with respect to our adoption in 1999 of Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities."

NET INCOME (LOSS). Net income (loss) decreased $48.6 million, or 106.2%, to a net loss of $2.8 million for 2000 from net income of $45.8 million for 1999, primarily due to the cumulative effect of our change in accounting principle during 2000 pursuant to SAB 101. As a percentage of fee revenue, the net loss for 2000 was (1.0)%, as compared to 20.1% for net income for 1999, as a result of the factors discussed above. On a pro forma basis, calculated as if our change in accounting principle pursuant to SAB 101 effective January 1, 2000 had been in effect throughout 1999 and 2000, net income, excluding the cumulative effects of changes in accounting principles, increased $14.7 million, or 44.5%, to $47.7 million for 2000 from $33.0 million for 1999, and increased as a percentage of fee revenue to 17.9% for 2000 from 16.1% for 1999, as a result of the factors discussed above.

## Liquidity and Capital Resources

The following table summarizes information about our cash flow for the years ended December 31, 2001, 2000 and 1999:

| (IN THOUSANDS) | 2001 | 2000 | 1999 |
|---|---|---|---|
| NET CASH PROVIDED BY OPERATING ACTIVITIES | **$ 43,796** | $ 43,473 | $ 21,654 |
| NET CASH USED IN INVESTING ACTIVITIES | **(45,473)** | (52,362) | (43,075) |
| NET CASH PROVIDED BY FINANCING ACTIVITIES | **14,150** | 7,884 | 25,642 |

### Operating Activities

Net cash provided by operating activities was $43.8 million for 2001, a slight increase from $43.5 million for 2000. Net cash provided by operating activities during 2001 was positively impacted by an increase in net income before the cumulative effect of a change in accounting principles during 2001 of $13.4 million, or 28.1%, an increase in depreciation and amortization during 2001 of $4.7 million, or 30.6%, and a decrease during 2001 in deferred income taxes of $6.8 million, or 87.7%, as compared to 2000. Offsetting these positive impacts on net cash provided by operating activities during 2001 were an increase in service fees receivable during 2001 of $24.0 million, and a decrease in accounts payable and other current liabilities during 2001 of $10.9 million, as compared to 2000. The decrease in accounts payable and other current liabilities during 2001 was primarily due to payment of liabilities assumed in connection with the OrthAlliance merger in November 2001. The increase in service fees receivable during 2001 was primarily attributable to an increase in the number of patients being treated by our affiliated practices. Our working capital at December 31, 2001 was $51.9 million, including cash and cash equivalents of $14.2 million, compared to working capital at December 31, 2000 of $39.6 million, including cash and cash equivalents of $4.7 million. During 2001, current assets increased $50.6 million, due to increases in cash, service fees receivable and advances to affiliated practices, while current liabilities increased $38.2 million, due to increases in accounts payable, accrued salaries and other accrued liabilities, service fees prepayments and amounts payable to affiliated practices, as compared to 2000.

Net cash provided by operating activities was $43.5 million for 2000, an increase of $21.8 million, or 100.8%, from $21.7 million for 1999. This increase was primarily due to a change of income tax payment methods, whereby cash paid for income taxes during 1999 exceeded the 1999 provision by $7.0 million. Our working capital at December 31, 2000 was $39.6 million, including cash and cash equivalents of $4.7 million, compared to working capital of $102.3 million at December 31, 1999, including cash and cash equivalents of $5.8 million. The overall decrease in working capital during 2000 was primarily due to a decrease in service fees receivables, net of uncollectible amounts, to $35.4 million at December 31, 2000 from $87.6 million at December 31, 1999, as a result of the cumulative effect of our change in accounting principle effective January 1, 2000 pursuant to SAB 101.

### Investing Activities

Net cash used in investing activities was $45.5 million for 2001, a decrease of $6.9 million, or 13.2%, from $52.4 million for 2000. This decrease was primarily due to a decrease of $11.8 million in cash used to acquire service or consulting agreements during 2001, as compared to 2000. During 2001, we acquired service and consulting agreements primarily by issuing 1.2 million shares of our common stock in connection with the merger with OrthAlliance. Partially offsetting that decrease was an increase of $4.1 million in cash used for advances to affiliated practices in 2001, as compared to 2000.

Net cash used in investing activities was $52.4 million for 2000, an increase of $9.3 million, or 21.6%, from $43.1 million for 1999. This increase was primarily due to an increase of $11.1 million in cash used for acquiring service and consulting agreements during 2000. During 2000, we entered into agreements to acquire the assets of, and affiliate with, 71 practices operating in 55 existing orthodontic centers. We made payments to practices with which we affiliated in earlier periods for a total acquisition cost of about $34.2 million, consisting of an aggregate principal amount of $1.3 million of promissory notes issued by us, an aggregate of 227,000 shares of our common stock and about $28.2 million of cash.

### Financing Activities

Net cash provided by financing activities was $14.1 million for 2001, an increase of $6.2 million, or 79.5%, from $7.9 million in 2000. This increase was primarily due to an increase of $18.7 million in borrowings under our revolving line of credit and bridge credit facility during 2001, as well as an increase of $10.5 million in the issuance of our common stock related to the exercise of stock options during 2001, as compared to 2000. Partially offsetting these increases was an increase of $21.4 million during 2001 in repayments of notes payable to affiliated practices and long-term debt, as compared with 2000. We used the proceeds from the exercise of the stock options during 2001 to repay a portion of the indebtedness outstanding under our revolving line of credit. We borrowed an additional $11.5 million under the revolving line of credit and $50.0 million under our bridge credit facility in 2001, primarily to repay $59.5 million of indebtedness outstanding under OrthAlliance's revolving line of credit upon the merger with OrthAlliance.

Net cash provided by financing activities was $7.9 million for 2000, a decrease of $17.8 million, or 69.3%, from $25.6 million for 1999. This decrease was primarily due to decreased borrowings in 2000 under our revolving line of credit, as compared to 1999. We borrowed $23.1 million less in 2000 than in 1999. The overall decrease in 2000 was partially offset by increased proceeds from the issuance of common stock in 2000 as a result of increased stock options exercised by our employees and affiliated orthodontists and amounts received under our stock purchase program for affiliated orthodontists. In 2000, we also received $2.6 million as the repayment of loans outstanding under our Key Employee Stock Purchase Program.

### Capital Resources and Uses of Capital

Our development and acquisition costs, capital expenditures and working capital needs have been, and we expect will continue to be, financed through a combination of cash flow from operations, bank borrowings and the issuance of notes and shares of our common stock. We intend to continue to lease, rather than purchase, facilities for our affiliated centers in order to maximize our available capital.

Our capital expenditures consist primarily of the costs associated with the development of additional affiliated centers. The average cost of developing a new orthodontic center in the United States is about $325,000, including the cost of equipment, leasehold improvements, working capital and start-up losses associated with the initial operations of the orthodontic center. These costs are shared by us and the particular affiliated practice. We generally bear an affiliated practice's share of these costs until we are reimbursed by the practice. In some cases, we assist our practices in obtaining financing for their share of these costs by providing a guaranty of loans from our primary lender. At December 31, 2001, the outstanding balance of these amounts that we guaranteed was about $1.9 million, compared with about $2.5 million at December 31, 2000. We also intend to continue to make advances of about $40,000 to newly-affiliated practices during the first year of an affiliated center's operations, which advances bear no interest and typically are repaid during the second year of the affiliated center's operations. We intend to fund these advances and any continued financing through a combination of bank borrowings and cash from operations.

At December 31, 2001, outstanding indebtedness under promissory notes that we issued to affiliated practices to acquire the assets of existing orthodontic practices was about $8.7 million, including promissory notes previously issued by OrthAlliance and assumed in the OrthAlliance merger, compared to about $3.5 million at December 31, 2000, with maturities ranging from one to three years and interest rates ranging from 6.0% to 10.0% per year.

We maintain a $100.0 million revolving line of credit, of which $69.0 million was outstanding at December 31, 2001, with a lending group that consists of Wachovia Bank, N.A., Bank of America FSB, Bank One, N.A., and Hibernia National Bank. The revolving line of credit, which expires in October 2003, provides funding for our general working capital and expansion of the number of affiliated centers, and bears interest at varying rates above the lender's prime rate or LIBOR. Amounts borrowed under the line of credit are secured by a security interest in our ownership interests in our operating subsidiaries. On November 9, 2001, the line was amended to allow for the merger with OrthAlliance, and we concurrently borrowed from the line to repay a portion of OrthAlliance's revolving line of credit as part of the merger. Upon repaying the outstanding balance, OrthAlliance's revolving line of credit was terminated.

On November 9, 2001, we obtained a $50.0 million bridge credit facility from Bank of America FSB, under which we immediately borrowed the full $50.0 million, all of which was outstanding at December 31, 2001. Borrowings under this bridge credit facility bear interest at varying rates above the lender's prime rate or LIBOR. We used proceeds from borrowings under the bridge credit facility, along with additional borrowings under our revolving line of credit, to repay $59.5 million of indebtedness outstanding under OrthAlliance's revolving line of credit upon the merger with OrthAlliance. Under the bridge credit facility, we have the right, upon written notice at least 30 days prior to November 9, 2002, to extend the bridge credit facility to October 7, 2003. We anticipate that we will either repay a portion of the bridge credit facility through cash flow from operations, enter into a new long-term financing arrangement to replace the bridge credit facility, or extend the term of the bridge credit facility to October 2003. If we exercise our right to extend the facility until October 7, 2003, the interest rates that would apply to all borrowings under the bridge credit facility would increase to the following:

| Time Period | Interest Rate |
|---|---|
| October 2002—January 21, 2003 | 10.00% |
| February 1, 2003—April 30, 2003 | 10.50% |
| May 1, 2003—July 31, 2003 | 11.00% |
| August 1, 2003—October 7, 2003 | 11.50% |

We are currently reviewing our projections for cash needs and the possibility of obtaining a new long-term financing arrangement providing more favorable interest rates and terms.

Our revolving line of credit and our bridge credit facility require that we maintain certain financial and nonfinancial covenants under the terms of the credit agreements, including a maximum leverage ratio, minimum fixed charge coverage ratio and minimum consolidated net worth ratio. These credit agreements also impose restrictions on our acquisitions, investments, dividends and other aspects of our business. If we do not comply with these covenants and restrictions, the lenders could demand immediate payment of all amounts borrowed under both the revolving line of credit and the bridge credit facility, and terminate our ability to borrow funds under those credit facilities. At December 31, 2001, we were in compliance with these covenants and restrictions.

Also contributing to the increase in long-term debt at December 31, 2001, compared to December 31, 2000, was approximately $14.4 million of notes payable by OrthAlliance to certain of its affiliated practices and to affiliates of Goldman Sachs, which were assumed as part of the merger with OrthAlliance.

During the next 12 months, we believe that our cash needs will primarily relate to development of additional centers and affiliation with additional practices in the United States and other countries, capital expenditures for our affiliated centers and computer systems, repayment of amounts owing under our bridge credit facility and other indebtedness, payment of income taxes, potential acquisitions of other companies or assets and general corporate purposes. Our cash needs could vary significantly depending upon our growth, results of operations and ability to affiliate with additional centers and practices, as well as the outcome of pending litigation and other contingencies. We expect to fund these cash needs through a combination of cash flow from our operations and funds available under our revolving line of credit, as well as a replacement or extension of our bridge credit facility. We currently believe that we will be able to meet our anticipated funding requirements for at least the next 12 months; however, our ability to meet these funding needs could be adversely affected if we were to suffer adverse results from our operations or lose a material portion of our affiliated practices, if our affiliated practices were to suffer adverse results of operations or a material loss of patients, if we suffer adverse outcomes from pending litigation and other contingencies, if we are unable to replace our bridge credit facility on favorable terms or if we violate the covenants and restrictions to which we are subject under our revolving line of credit and bridge credit facility.

### New Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board (FASB) issued Statements of Financial Accounting Standards No. 141, "Business Combinations," and No. 142, "Goodwill and Other Intangible Assets," effective for fiscal years beginning after December 31, 2001. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, and prohibits the use of the pooling-of-interests method for such transactions. SFAS 142 requires that goodwill and intangible assets with indefinite lives, including such assets recorded in past business combinations, no longer be amortized to earnings, but instead be tested for impairment by measuring the reporting unit at fair value with the initial impairment test performed within six months from the beginning of the year in which the standard is adopted. SFAS 142 also requires that the impairment test be performed at least annually thereafter, with interim testing required if circumstances warrant. Intangible assets with finite lives will continue to be amortized over their useful lives and reviewed for impairment. We applied provisions of SFAS No. 141 and No. 142 in accounting for the November 9, 2001 business combination with OrthAlliance, and did not amortize goodwill arising from the combination in accordance with SFAS No. 142. On January 1, 2002, we adopted SFAS No. 141 and No. 142. We have not completed our initial evaluation of impairment of this goodwill required under SFAS No. 142. Based on our preliminary evaluation, we do not believe that our existing goodwill balance is currently impaired under the new standard; however, no assurances can be given regarding future impairment. We anticipate completing the initial evaluation by June 30, 2002, which is within the six month transition period allowed under SFAS No. 142.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which addresses the financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" and provisions of APB Opinion No. 30, "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" for the disposal of a segment of a business. We adopted SFAS No. 144 on January 1, 2002, which did not impact our financial position or results of operations.

We adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, on January 1, 2001. As we have no derivatives, there was no financial statement impact.

### Quantitative and Qualitative Disclosures about Market Risk

The market risk inherent in our market risk sensitive instruments is the potential loss arising from adverse changes in interest rates and foreign currency exchange rates. All financial instruments that we hold described below we hold for purposes other than trading.

We adopted Financial Accounting Standards Board Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, on January 1, 2001. We do not currently hold any derivative instruments and, accordingly, do not believe that this adoption will have a material impact on our financial reporting.

### Interest Rate Risk

Our lines of credit and amounts due from affiliated practices expose our earnings to changes in short-term interest rates since the interest rates on the financial instruments are variable. For lines of credit, if (i) the variable rates on our financial instruments were to increase by 1% from the rate at December 31, 2001, and (ii) we borrowed the maximum amount available under our lines of credit ($153 million) for all of 2002, solely as result of the increase in interest rates, our interest expense would increase, resulting in a $960,709 decrease in net income, assuming an effective tax rate of approximately 37.8%.

This analysis does not consider the effects of the reduced level of overall economic activity that could exist in such an environment, or the effect of such a change in interest rates as of another or future date. Further, in the event of a change of such magnitude, we would likely take actions to further mitigate our expose to the change.

### Foreign Exchange Risk

We typically do not hedge our foreign currency exposure. Our foreign operations generated an immaterial loss during 2001. Funds generated from our foreign operations in 2001 were retained in those countries to fund operations. We believe that our exposure to foreign currency rate fluctuations is not currently material to our financial condition or results in operations.

### Market for our Common Equity and Related Stockholder Matters

Our common stock is listed on the New York Stock Exchange under the symbol "OCA." The following table sets forth, for the periods indicated, the range of high and low sale prices per share for our common stock, as reported on the New York Stock Exchange.

| | HIGH | LOW |
|---|---|---|
| 2001: | | |
| First quarter | **$31.31** | **$18.50** |
| Second quarter | **32.98** | **16.80** |
| Third quarter | **32.25** | **21.65** |
| Fourth quarter | **32.00** | **22.50** |
| 2000: | | |
| First quarter | $20.25 | $11.06 |
| Second quarter | 27.44 | 15.63 |
| Third quarter | 35.31 | 21.94 |
| Fourth quarter | 34.94 | 23.44 |

At March 28, 2002, the last reported sale price of our common stock was $27.61 per share, and the number of holders of record of our common stock was approximately 235.

We have never declared or paid cash dividends on our common stock. We expect that any future earnings will be retained for the growth and development of our business. Accordingly, we do not anticipate that we will declare or pay any cash dividends on our common stock for the foreseeable future. The declaration, payment and amount of future dividends, if any, will depend upon our future earnings, results of operations, financial position and capital requirements, among other factors. In addition, our revolving line of credit does not permit us to pay cash dividends.

# Report of Independent Auditors

The Board of Directors
Orthodontic Centers of America, Inc.

We have audited the accompanying consolidated balance sheets of Orthodontic Centers of America, Inc. as of December 31, 2001 and 2000, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Orthodontic Centers of America, Inc. at December 31, 2001 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for revenue in 2000 and start-up costs in 1999.

Ernst & Young LLP

New Orleans, Louisiana
March 13, 2002

# Consolidated Balance Sheets

| (In thousands, except share amounts) | December 31, 2001 | 2000 |
|---|---|---|
| **Assets** | | |
| Current assets: | | |
| Cash and cash equivalents | $ 14,172 | $ 4,690 |
| Investments | — | 999 |
| Service fees receivable, net of allowance for uncollectible amounts of $3,852 in 2001 and $2,598 in 2000 | 58,610 | 35,350 |
| Advances to affiliated practices, net | 19,379 | 7,644 |
| Deferred income taxes | 4,374 | 1,978 |
| Supplies inventory | 8,843 | 7,306 |
| Prepaid expenses and other assets | 6,963 | 3,782 |
| Total current assets | 112,341 | 61,749 |
| Property, equipment and improvements, net | 91,843 | 76,686 |
| Advances to affiliated practices, less current portion, net | 12,357 | 9,057 |
| Deferred income taxes | 56,694 | 24,030 |
| Intangible assets, net | 229,276 | 194,544 |
| Goodwill | 71,782 | — |
| Other assets | 6,173 | 1,881 |
| Total other assets | 468,125 | 306,198 |
| Total Assets | $580,466 | $367,947 |
| **Liabilities and Shareholders' Equity** | | |
| Current liabilities: | | |
| Accounts payable | $ 11,321 | $ 7,855 |
| Accrued salaries and other accrued liabilities | 18,142 | 4,054 |
| Deferred revenue | 1,929 | 2,516 |
| Income taxes payable | 1,363 | 2,913 |
| Service fee prepayments | 13,976 | — |
| Amounts payable to affiliated practices | 9,627 | 2,412 |
| Current portion of notes payable to affiliated practices | 4,036 | 2,426 |
| Total current liabilities | 60,394 | 22,176 |
| Notes payable to affiliated practices, less current portion | 11,564 | 1,112 |
| Long-term debt | 119,000 | 57,463 |
| Non-controlling interest in subsidiary | 56 | — |
| Shareholders' equity: | | |
| Preferred stock, $.01 par value: 10,000,000 shares authorized, no shares outstanding | — | — |
| Common stock, $.01 par value; 100,000,000 shares authorized; approximately 50,914,000 shares issued and outstanding at December 31, 2001 and 48,600,000 shares issued and outstanding at December 31, 2000 | 509 | 487 |
| Additional paid-in capital | 208,949 | 168,661 |
| Retained earnings | 182,715 | 121,581 |
| Accumulated other comprehensive loss | (1,989) | (127) |
| Due from key employees for stock purchase program | (488) | (1,604) |
| Capital contributions receivable from shareholders | (244) | (1,802) |
| Total shareholders' equity | 389,452 | 287,196 |
| Total Liabilities and Shareholders' Equity | $580,466 | $367,947 |

See notes to consolidated financial statements.

# Consolidated Statements of Income

| (In thousands, except per share data) | Year Ended December 31, 2001 | 2000 | 1999 |
|---|---|---|---|
| Fee revenue | $350,954 | $268,836 | $226,290 |
| Direct expenses: | | | |
| Employee costs | 101,105 | 78,051 | 61,224 |
| Orthodontic supplies | 29,366 | 21,274 | 17,136 |
| Rent | 30,868 | 23,973 | 18,624 |
| Marketing and advertising | 26,453 | 22,001 | 16,874 |
| Total direct expenses | 187,792 | 145,299 | 113,858 |
| General and administrative | 39,372 | 28,360 | 23,270 |
| Depreciation and amortization | 19,825 | 15,175 | 12,238 |
| Operating profit | 103,965 | 80,002 | 76,924 |
| Interest expense | (6,182) | (4,571) | (2,599) |
| Interest income | 480 | 840 | 395 |
| Non-controlling interest in subsidiary | (56) | — | — |
| Income before income taxes and cumulative effect of changes in accounting principles | 98,207 | 76,271 | 74,720 |
| Provision for income taxes | 37,073 | 28,549 | 28,206 |
| Income before cumulative effect of changes in accounting principles | 61,134 | 47,722 | 46,514 |
| Cumulative effect of changes in accounting principles, net of income tax benefit | — | (50,576) | (678) |
| Net income (loss) | $ 61,134 | $ (2,854) | $ 45,836 |
| Income (loss) per share: | | | |
| Basic before cumulative effect of changes in accounting principles | $ 1.24 | $ 0.99 | $ 0.97 |
| Cumulative effect of changes in accounting principles, net of income tax benefit | — | (1.04) | (0.02) |
| Basic | $ 1.24 | $ (0.05) | $ 0.95 |
| Diluted before cumulative effect of changes in accounting principles | $ 1.21 | $ 0.96 | $ 0.96 |
| Cumulative effect of changes in accounting principles, net of income tax benefit | — | (1.02) | (0.02) |
| Diluted | $ 1.21 | $ (0.06) | $ 0.94 |
| Weighted average shares outstanding: | | | |
| Basic | 49,235 | 48,412 | 47,998 |
| Diluted | 50,438 | 49,845 | 48,643 |
| Pro forma net income for change in accounting principle effective January 1, 2000 | N/A | N/A | $ 32,326 |
| Pro forma net income per diluted share for change in accounting principle effective January 1, 2000 | N/A | N/A | $ 0.66 |

See notes to consolidated financial statements.

# Consolidated Statements of Shareholders' Equity

| (in thousands, except share amounts) | Common Stock | Additional Paid-In Capital | Retained Earnings | Accumulated Other Comprehensive Loss | Due from Key Employees for Stock Purchase Program | Capital Contributions Receivable from Shareholders | Total Shareholders' Equity |
|---|---|---|---|---|---|---|---|
| Balance at January 1, 1999 | $478 | $159,936 | $ 78,599 | $ — | $(5,236) | $(2,618) | $231,159 |
| Issuance of shares under stock option plans (123,000 shares) | 1 | 619 | — | — | — | — | 620 |
| Issuance of shares of common stock to obtain service agreements (80,000 shares) | 2 | 800 | — | — | — | — | 802 |
| Issuance of shares under orthodontist stock purchase program (21,000 shares) | — | 1,187 | — | — | — | — | 1,187 |
| Effect of revised estimate of tax benefit from the exercise of stock options | — | (1,077) | — | — | — | — | (1,077) |
| Net income | — | — | 45,836 | — | — | — | 45,836 |
| Balance at December 31, 1999 | 481 | 161,465 | 124,435 | — | (5,236) | (2,618) | 278,527 |
| Issuance of shares under stock option plans (479,000 shares) | 3 | 3,512 | — | — | — | — | 3,515 |
| Issuance of shares of common stock to obtain service agreements (185,000 shares) | 2 | 4,056 | — | — | — | — | 4,058 |
| Repayment of loans from key employee for stock purchase program | — | (1,816) | — | — | 3,632 | 816 | 2,632 |
| Issuance of shares under orthodontist stock purchase program (22,700 shares) | 1 | 1,444 | — | — | — | — | 1,445 |
| Foreign currency translation adjustment | — | — | — | (127) | — | — | (127) |
| Net income (loss) | — | — | (2,854) | — | — | — | (2,854) |
| Balance at December 31, 2000 | 487 | 168,661 | 121,581 | (127) | (1,604) | (1,802) | 287,196 |
| Issuance of shares under stock option plans (868,000 shares) | 9 | 10,629 | — | — | — | — | 10,638 |
| Issuance of shares of common stock to obtain service agreements (16,000 shares) | 1 | 483 | — | — | — | — | 484 |
| Repayment of loans from key employee for stock purchase program | — | (559) | — | — | 1,116 | 558 | 1,115 |
| Issuance of shares under orthodontist stock purchase program (28,000 shares) | — | 1,584 | — | — | — | — | 1,584 |
| Foreign currency translation adjustment | — | — | — | (1,862) | — | — | (1,862) |
| Issuance of stock in OrthAlliance merger (1,242,000 shares) | 12 | 28,151 | — | — | — | — | 28,163 |
| Key employee transaction | — | — | — | — | — | 1,000 | 1,000 |
| Net income | — | — | 61,134 | — | — | — | 61,134 |
| Balance at December 31, 2001 | $509 | $208,949 | $182,715 | $(1,989) | $ (488) | $ (244) | $389,452 |

See notes to consolidated financial statements.

# Consolidated Statements of Cash Flows

| (in thousands) | 2001 | Year Ended December 31, 2000 | 1999 |
|---|---|---|---|
| **Operating Activities** | | | |
| Net income (loss) | $ 61,134 | $ (2,854) | $ 45,836 |
| Adjustments to reconcile net income (loss) | | | |
| to net cash provided by operating activities: | | | |
| Provision for bad debt expense | 701 | 373 | 2,079 |
| Depreciation and amortization | 19,825 | 15,175 | 12,238 |
| Deferred income taxes | (961) | (7,792) | 1,273 |
| Non-controlling interest in subsidiary | 56 | — | — |
| Cumulative effect of changes in accounting principles | — | 50,576 | 678 |
| Changes in operating assets and liabilities (net of acquisitions): | | | |
| Service fees receivable | (23,961) | (13,549) | (27,491) |
| Supplies inventory | (1,537) | 889 | (2,305) |
| Prepaid expenses and other | (3,202) | (2,309) | (1,342) |
| Amounts payable to affiliated practices | 2,622 | (4,404) | (3,036) |
| Accounts payable and other current liabilities | (10,881) | 7,368 | (6,276) |
| Net cash provided by operating activities | 43,796 | 43,473 | 21,654 |
| **Investing Activities** | | | |
| Purchases of property, equipment and improvements | (22,077) | (20,271) | (22,520) |
| (Sales of) proceeds from available-for-sale investments | 999 | (16) | 204 |
| Intangible assets acquired | (16,471) | (28,246) | (17,178) |
| (Advances to) payments from affiliated practices | (7,924) | (3,829) | (3,581) |
| Net cash used in investing activities | (45,473) | (52,362) | (43,075) |
| **Financing Activities** | | | |
| Repayment of notes payable to affiliated practices | (1,035) | (500) | (6,742) |
| Repayment of long-term debt | (26,911) | (6,030) | — |
| Proceeds from long-term debt | 26,159 | 7,483 | 30,577 |
| Repayment of loans from key employee program | 1,116 | 2,632 | — |
| Issuance of common stock | 14,821 | 4,299 | 1,807 |
| Net cash provided by financing activities | 14,150 | 7,884 | 25,642 |
| Effect of exchange rate changes on cash and cash equivalents | (2,991) | (127) | — |
| Net change in cash and cash equivalents | 9,482 | (1,132) | 4,221 |
| Cash and cash equivalents at beginning of year | 4,690 | 5,822 | 1,601 |
| Cash and cash equivalents at end of year | $ 14,172 | $ 4,690 | $ 5,822 |
| **Supplemental Cash Flow Information** | | | |
| Cash paid during the year for: | | | |
| Interest | $ 6,012 | $ 4,271 | $ 2,499 |
| Income taxes | $ 38,623 | $ 31,568 | $ 33,931 |
| Non-cash investing and financing activities: | | | |
| Notes payable and common stock issued to obtain service agreements | $ 29,083 | $ 5,974 | $ 4,512 |
| Acquisition of OrthAlliance: | | | |
| Fair value of assets acquired | $152,085 | N/A | N/A |
| Liabilities assumed | 119,805 | N/A | N/A |
| Net assets acquired | $ 32,280 | N/A | N/A |

See notes to consolidated financial statements.

## 1. Description of Business

Orthodontic Centers of America, Inc. (the "Company") provides integrated business services to orthodontic and pediatric dental practices throughout the United States and in Japan, Mexico, Spain and Puerto Rico.

The Company provides business operations, financial, marketing and administrative services to orthodontic and pediatric dental practices. These services are provided under service agreements, business services agreements, management service agreements and consulting agreements (hereafter referred to as "Service Agreements") with orthodontists or pediatric dentists and/or their wholly-owned professional entities (hereafter referred to as "Affiliated Practices"). Because the Company does not control the Affiliated Practices, it does not consolidate their financial results.

The Company's consolidated financial statements include service fees earned under the Service Agreements and the expenses of providing the Company's services, which generally includes all expenses of the Affiliated Practices except for the practitioners' compensation and certain expenses directly related to the Affiliated Practices, such as professional insurance coverage.

## 2. Summary of Significant Accounting Policies

### Principles of Consolidation

The consolidated financial statements include the accounts of Orthodontic Centers of America, Inc. and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

### Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

### Accounting Change

Effective January 1, 2000, the Company adopted a change in accounting for revenue in connection with Securities and Exchange Commission Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" (SAB No. 101). The cumulative effect of this accounting change, calculated as of January 1, 2000, was $50.6 million, net of income tax benefit of $30.6 million. The effect of this accounting change in 2000 was to reduce fee revenue by $26.3 million. The Company recognized revenue of $23.9 million in 2001 and $57.3 million in 2000 that was included in the adjustment as a result of the cumulative effect of the accounting change. The pro forma amounts for 1999 presented in the consolidated statements of income were calculated assuming the accounting change was made retroactive to January 1, 1999.

Effective January 1, 1999, the Company adopted Statement of Position 98-5, "Reporting the Costs of Start-Up Activities." The cumulative effect of this accounting change, calculated as of January 1, 1999, was $678,000, net of income tax benefit.

The Company adopted Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, on January 1, 2000. Because the Company has no derivatives, there was no financial statement impact.

### Cash Equivalents

The Company considers all liquid investments with a maturity within three months from the date of purchase to be cash equivalents.

### Financial Instruments

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash and Cash Equivalents: The carrying amount reported in the balance sheets for cash and cash equivalents approximates their fair value.

Investments: The fair values for marketable debt securities are based on quoted market prices.

Service Fees Receivable, Service Fee Prepayments and Advances to Affiliated Entities: The carrying amounts reported on the balance sheets for service fees receivable, service fee prepayments and advances to affiliated entities approximate their fair values.

Long-Term Debt: The fair values of the Company's long-term debt are estimated using discounted cash flow analyses, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements, and approximate their carrying values.

### Revenue Recognition

Fee revenue consists of service fees earned by the Company under the Service Agreements. Effective January 1, 2000, the Company changed its method of revenue recognition for service fees earned under its Service Agreements. Fee revenue is generally recognized as service fees are contractually due under the Company's Service Agreements, except that recognition of a portion of the service fees is deferred because patient contract revenue is calculated on a straight-line basis over the term of the patient contracts (which, for orthodontic patients, average about 26 months), and are reduced by amounts retained or to be retained by Affiliated Entities.

Amounts retained or to be retained by an Affiliated Practice equal the Affiliated Practice's proportionate share of the portion of that straight-line allocation of patient contract revenue that is collected during the relevant period, and the patient receivables that represent the uncollected portion of that straight-line allocation of patient contract revenue. Amounts retained or to be retained are reduced by any operating losses, depreciation, interest on outstanding loans, bad debt or other expenses that the Company has incurred but for which it has not been reimbursed by the Affiliated Practice; however, these unreimbursed expenses reduce amounts retained by an Affiliated Practice only up to the amounts that would otherwise be retained by the Affiliated Practice. Any remaining unreimbursed expenses would reduce amounts retained or to be retained by the Affiliated Practice in subsequent periods. For the Company's general form of Service Agreements (under which service fees are generally determined, at least in part, based upon a percentage of practice operating profit), the amounts retained or to be retained by an Affiliated Practice are estimated using the percentage of practice operating profits that may be retained by the Affiliated Practice under the Service Agreement. For OrthAlliance's Service Agreements (under which service fees are generally determined, at least in part, based upon a percentage of practice revenue and reimbursement of practice related expenses), amounts retained or to be retained by an Affiliated Practice are estimated using the percentage of practice revenue that may be retained by the Affiliated Practice under the terms of the Service Agreement, minus the estimated amount of practice related expenses for which OrthAlliance may be reimbursed under the Service Agreement.

Many of OrthAlliance's Affiliated Practices require that their patients pay a down payment of approximately 25% of the total treatment fee at the commencement of treatment. This results in the Company receiving cash in advance of incurring certain practice related expenses and recognizing certain service fees as fee revenue, which are deferred and recorded as service fee prepayments. Service fee prepayments represent cash received in excess of service fees that have been recognized as fee revenue, less an estimate of the portion of that cash that the applicable Affiliated Practice is to retain and practice related expenses that have not yet been incurred.

Prior to the change in method of revenue recognition, the Company recognized service fee revenues pursuant to the terms of the Company's general form of Service Agreements. Such fees were recognized on a monthly basis at approximately 24% of new patient contract balances plus a portion of existing patient contract balances allocated equally over the remaining terms of the patient contracts, less amounts retained by the Affiliated Practices. This method was supported by proportional performance of business services provided under the Service Agreements.

Most of the Affiliated Practices pledge their billed and unbilled patient fees receivable to the Company as collateral for the Company's service fees. The Company is generally responsible for billing and collection of the patient fees receivable, which are conducted in the name of the applicable Affiliated Practice. Collections from patient fees receivable are generally deposited into depository bank accounts that the Company establishes and maintains.

The Company generally collects its service fees receivable from funds that are collected from patient fees receivable and deposited into depository bank accounts. This results in deferral of collection of a portion of the Company's service fees receivable until the related patient fees receivable that have been pledged to the Company are collected and the funds are deposited into a depository bank account. This deferral is generally for a period that averages less than 90 days, as patient fees receivable are generally collected within that period of time. The Company does not generally charge Affiliated Practices any interest on these deferred balances of service fees receivable. For newly-developed centers (which typically generate operating losses during their first 12 months of operations), the Company generally defers payment of a portion of its service fees relating to unreimbursed expenses over a five-year period that generally commences in the second year of the center's operations, and charges the Affiliated Practices interest on those deferred amounts at market rates. Under the Company's revenue recognition policy, those unreimbursed expenses are not recognized as revenue or recorded as service fees receivable until such revenue is collateralized by patient fees receivable pledged by Affiliated Practices. Pledged patient fees receivable which prove to be uncollectible have the effect of reducing the amount of service fees receivable collected by the Company.

In some cases, the Company assists Affiliated Practices in obtaining financing for their share of operating expenses by providing a guaranty of loans from a third-party lender. Information about amounts guaranteed by the Company is provided in Note 4.

**Receivables**

Service fees receivable represents the uncollected portion of the Company's fee revenue as calculated under the Company's revenue recognition policy. Under the terms of the Company's general form of Service Agreements, the Affiliated Practices pledge their patient fees receivable to the Company as collateral for the Company's service fees. The Company is generally responsible for billing and collection of the patient fees receivable, which are conducted in the name of the applicable Affiliated Practice. Collections are generally deposited into a depository bank account that the Company establishes and maintains. Service fees receivable does not include any service fees receivable relating to certain OrthAlliance affiliated practices that are parties to litigation pending against OrthAlliance and who have ceased remitting service fees to OrthAlliance. See Note 3 for additional information about these practices.

The Company is exposed to credit risks of nonpayment of the Company's service fees by Affiliated Practices. The Company is also exposed to credit risks of nonpayment of patient fees receivable pledged as collateral for the Company's service fees, in that nonpayment of patient fees receivable may result in adjustment to the Company's service fees receivable if the Company does not seek recourse against the applicable Affiliated Practice for payment of the related service fees. The Company generally may seek recourse against an Affiliated Practice, and their assets, for nonpayment of the Company's service fees. However, for business reasons, the Company generally has not sought recourse against Affiliated Practices for nonpayment of service fees relating to uncollectible patient fees receivable unless their Service Agreement has terminated or been alleged to have terminated. The Company manages such credit risks by regularly reviewing the accounts and contracts, and providing appropriate allowances. Provisions are made currently for all known or anticipated losses for service fees receivable. Such provisions totaled approximately $701,000 for 2001, $373,000 for 2000 and $2.1 million for 1999, and have been within management's expectations.

Collection of advances to Affiliated Practices is highly dependent on the Affiliated Practices' financial performance. Therefore, the Company is exposed to certain credit risk. However, management believes such risk is minimized by the Company's involvement in certain business aspects of the Affiliated Practices. Management evaluates the collectibility of these advances based upon a number of factors relevant to the Affiliated Practices, including recent new patient contract performance, active patient base and center cost structure. The Company has a history of collecting amounts due from Affiliated Practices.

**Supplies Inventory**

Supplies inventory is valued at the lower of cost or market determined on the first-in, first-out basis and represents the market value of supplies owned by the Company.

**Property, Equipment and Improvements**

Property, equipment and improvements are stated at cost. Depreciation expense is provided using the straight-line method over the estimated useful lives of the assets, which range from 5 to 10 years. Leasehold improvements are amortized over the original lease terms, which are generally 5 to 10 years. The related depreciation and amortization expense was $10.9 million in 2001, $8.2 million in 2000 and $6.5 million in 1999.

### Intangible Assets

The Company generally affiliates with an existing orthodontic or pediatric dental practice by acquiring substantially all of the non-professional assets of the practice, either directly or indirectly through a stock purchase, and entering into a Service Agreement with the orthodontist or pediatric dentist and/or his or her professional corporation or other entity. The terms of the Service Agreements range from 20 to 40 years, with most ranging from 20 to 25 years. The acquired assets generally consist of equipment, furniture, fixtures and leasehold interests. The Company records these acquired tangible assets at their fair value as of the date of acquisition, and depreciates or amortizes the acquired assets using the straight-line method over their useful lives. The remainder of the purchase price is allocated to an intangible asset, which represents the costs of obtaining the Service Agreement. In the event the Service Agreement is terminated, the related Affiliated Practice is generally required to purchase all of the related assets, including the unamortized portion of intangible assets, at the current book value.

The Company may issue shares of its common stock as consideration when it acquires the assets of, and enters into Service Agreements with, existing practices. The Company values the shares of stock issued in these transactions at the average closing market price during a few days prior to the date on which the particular transaction is closed.

Service Agreements are amortized over the shorter of their term or 25 years. Amortization expense was $9.0 million in 2001, $7.0 million in 2000 and $5.7 million in 1999. Accumulated amortization was $29.7 million, $20.7 million and $13.7 million as of December 31, 2001, 2000 and 1999, respectively. Intangible assets and the related accumulated amortization are written off when fully amortized.

### Impairment of Long-Lived Assets

The Company assessed long-lived assets for impairment under SFAS No. 121, "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" during 2001. Under those rules, Service Agreements are included in impairment evaluations when events or circumstances exist that indicate the carrying amounts of those assets may not be recoverable. The recoverability of Service Agreements is assessed periodically and takes into account whether the Service Agreements should be completely or partially written off or the amortization period accelerated based on management's estimate of future operating income over the remaining term of the Service Agreement. If a Service Agreement is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the Service Agreement exceeds its fair value using estimated cash flows on a discounted basis. See "New Accounting Pronouncements" below on the issuance of SFAS No. 144.

### Goodwill

Goodwill represents the excess of purchase price over fair value of net assets acquired or arising from the OrthAlliance merger on November 9, 2001. See Note 3 for a description of the OrthAlliance merger. Goodwill is not amortized but will be tested for impairment by applying a fair value concept. See "New Accounting Pronouncements" below on the issuance of SFAS No. 142.

### Marketing and Advertising Costs

Marketing and advertising costs are expensed as incurred.

### Income Taxes

Income taxes are determined by the liability method in accordance with SFAS No. 109, "Accounting for Income Taxes." Deferred income tax assets and liabilities are recognized for the expected future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse.

### Stock Compensation Arrangements

As permitted by SFAS No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123), the Company accounts for its stock compensation arrangements with employees under the intrinsic value method prescribed by Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees."

The Company accounts for stock options granted to non-employees, primarily orthodontists, at fair value determined according to SFAS No. 123.

The Company accounts for the incentive plans implemented in connection with the OrthAlliance merger in accordance with Emerging Issues Task Force Issue No. 96-18 and Issue No. 00-18.

### Earnings Per Share

The calculation of earnings per share is performed using the treasury stock method.

### Reclassifications

Certain reclassifications have been made to the prior year's financial statements in order to conform to the current year's presentation.

### New Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, "Business Combinations," and No. 142, "Goodwill and Other Intangible Assets," effective for fiscal years beginning after December 15, 2001. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, and prohibits the use of the pooling-of-interests method for such transactions. SFAS 142 requires that goodwill and intangible assets with indefinite lives, including such assets recorded in past business combinations, no longer be amortized, but instead be tested for impairment by measuring the reporting unit at fair value with the initial impairment test performed within six months from the beginning of the year in which the standard is adopted. SFAS 142 also requires that the impairment test be performed at least annually thereafter, with interim testing required if circumstances warrant. Intangible assets with finite lives will continue to be amortized over their useful lives and reviewed for impairment. The Company applied provisions of SFAS No. 141 and No. 142 in recording its business combination with OrthAlliance on November 9, 2001, and did not amortize goodwill arising from the combination in accordance with SFAS No. 142. On January 1, 2002, the Company will adopt SFAS No. 141 and No. 142, except for the provisions in SFAS 141 related to the business combination with OrthAlliance which was adopted on November 9, 2001. The Company has not completed its initial evaluation of goodwill impairment that is required with the adoption of SFAS No. 142. However, based on a preliminary evaluation, the Company does not believe that its existing goodwill balance is currently impaired under the new standard. However, no assurances can be given regarding future impairment. The Company anticipates completing the initial evaluation by June 30, 2002, which is within the six month transition period allowed by the new standard upon adoption.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which addresses the financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" and provisions of APB Opinion No. 30, "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" for the disposal of a segment of a business. The Company will adopt SFAS No. 144 on January 1, 2002, which management expects will not have a material impact on the Company's financial position or results of operations.

### 3. Business Combination with OrthAlliance

On November 9, 2001, a newly-formed subsidiary of the Company merged with and into OrthAlliance, Inc. ("OrthAlliance"). As a result of the merger, OrthAlliance became a wholly-owned subsidiary of the Company. OrthAlliance provides management and consulting services to orthodontic and pediatric dental practices throughout the United States. In the merger, each share of OrthAlliance Class A and Class B common stock was exchanged for 0.10135 shares of the Company's common stock, with cash paid for fractional shares of the Company's common stock. The Company issued approximately 1.2 million shares of common stock with a total value of $32.3 million, based on the last sale price of the Company's common stock on the New York Stock Exchange on the day immediately preceding the merger ($26.05 on November 8, 2001). The Company also incurred approximately $4.2 million in merger-related expenses and assumed approximately $119.8 million of liabilities. The Company believes that the OrthAlliance merger provided a unique opportunity for the Company to expand and affiliate with a large number of quality orthodontic and pediatric dental practices at a single time.

The acquisition was accounted for using the purchase method of accounting. The results of operations of OrthAlliance subsequent to November 9, 2001 have been included in the Company's consolidated statements of income. The results of OrthAlliance do not include results of operations relating to Service Agreements with certain affiliated practices that are parties to litigation pending against OrthAlliance and have ceased remitting service fees to OrthAlliance (the "Excluded OrthAlliance Affiliated Practices"). See Note 12 for further discussion of litigation relating to OrthAlliance. The purchase price has been allocated to the acquired assets, including identifiable intangible assets, and liabilities assumed based on their estimated fair values. These allocations are preliminary and, therefore, subject to change as the Company obtains more information and as certain pre-acquisition contingencies, particularly those related to litigation, are resolved. The purchase price allocation as of November 9, 2001 is as follows (in thousands):

| | |
|---|---|
| Current assets | $ 21,423[1] |
| Property, equipment and improvements | 3,876 |
| Intangible assets | 26,059 |
| Goodwill | 71,782[2] |
| Other noncurrent assets | 28,945[1] |
| Total assets acquired | 152,085 |
| Current liabilities | (48,161) |
| Long-term debt | (71,644)[3] |
| Net assets acquired | $ 32,280 |

(1) Includes $7.2 million and $26.1 million of deferred income taxes in current assets and other noncurrent assets, respectively.
(2) Goodwill is expected not to be deductible for income tax purposes.
(3) Includes borrowings under OrthAlliance's revolving line of credit of $59.5 million, which the Company repaid in full at the completion of the merger using proceeds from the Company's bridge credit facility and revolving line of credit as discussed in Note 7.

Following the announcement of the merger agreement with OrthAlliance, a number of OrthAlliance's affiliated practices commenced litigation against OrthAlliance, alleging, among other things, that OrthAlliance breached the terms of their Service Agreements by failing to provide certain services and/or that certain provisions of their Service Agreements may be unenforceable. In determining the purchase price allocation, the Company has assigned no value to advances to affiliated practices, property, equipment and improvements, notes receivable, and Service Agreements relating to certain OrthAlliance affiliated practices that are parties to such pending litigation and have ceased paying service fees to OrthAlliance, because of the inherent uncertainties of the litigation process, the relatively early stages of these lawsuits and the recentness of the merger, all of which create uncertainties with respect to the recoverability of these assets. Also, the allocation does not reflect any proceeds that may be received by OrthAlliance from these affiliated practices in consideration for certain assets or termination of their Service Agreements. Therefore, the above estimated values are preliminary and may change as more facts become known. The assignment of no value to assets related to these affiliated practices does not reflect a belief by management that these lawsuits have merit or that the plaintiffs will ultimately prevail in these actions. In connection with the OrthAlliance merger, the Company acquired a liability for certain estimated additional merger-related costs that may be incurred by the Company, including estimated attorneys fees and legal expenses anticipated to be incurred in connection with these lawsuits. See Note 12 for further discussion of legal proceedings.

Intangible assets represent the costs of obtaining Service Agreements, pursuant to which the Company obtains the exclusive right to provide business operations, financial, marketing and administrative services to the Affiliated Practices during the term of the Service Agreements. The intangible assets are being amortized on a straight-line basis over the lives of the Service Agreements (up to 25 years), with a weighted-average life of 20 years. Part of the amortization generated by these intangible assets is not deductible for income tax purposes.

OrthAlliance's Service Agreements are with a professional corporation or other entity owned by an orthodontist or pediatric dentist. OrthAlliance's Service Agreements generally provide that the professional corporation or other entity is responsible for providing orthodontic or pediatric dental services and for hiring orthodontists or pediatric dentists. These Service Agreements also generally provide that OrthAlliance services are feasible only if the professional entity operates an active orthodontic or pediatric dental practice to which it and each orthodontist associated with the professional entity devotes their full time and attention. These Service Agreements also generally require that the professional entity enter into an employment agreement with the owner of the professional entity and other practitioners providing services in the respective practice. These employment agreements are generally for a term of five years, which generally automatically renew for one year terms unless earlier terminated. The weighted-average remaining life of the terms of the existing employment agreements is approximately 3 years. Under these employment agreements, the orthodontist or pediatric dentist may generally terminate their employment (subject to a covenant not to compete) following the initial term of the agreement by giving at least one year's prior written notice. Approximately five of OrthAlliance's affiliated practitioners formerly affiliated with New Image (not including nine of the Excluded OrthAlliance Affiliated Practices) may terminate their employment agreement prior to expiration of their term by giving at least one year's prior written notice and by paying a termination fee ranging from $300,000 to $1,000,000.

In connection with the OrthAlliance merger, the Company implemented seven incentive programs under which the Company offered shares of its common stock to orthodontists and pediatric dentists who were owners and employees of Affiliated Practices that are parties to Service Agreements with OrthAlliance. Participation in each of these programs was conditioned upon execution of either a participation agreement or an amendment to the Affiliated Practices' respective Service Agreement and employment agreement. See Note 9 for further discussion on these incentive programs.

In connection with the OrthAlliance merger, the Company acquired liabilities for estimated employee severance and for operating lease agreements expected to be terminated. The severance accrual relates to approximately 30 OrthAlliance corporate employees. The operating lease payment accrual relates to facility leases assumed by the Company for facilities that have been vacated. Amounts accrued represent management's estimates of the cost to exit these leases.

Components and activity in 2001 for the liabilities assumed are as follows:

| (IN THOUSANDS) | BEGINNING BALANCE | CHARGES AND ADJUSTMENT | DECEMBER 31, 2001 |
|---|---|---|---|
| ACCRUED SEVERANCE LIABILITY | $2,948 | $369 | $2,579 |
| ACCRUED OPERATING FACILITY LEASES | $1,257 | $ 54 | $1,203 |
| TOTAL | | | $3,782 |

At December 31, 2001, the balance of these accrued liabilities for severance and operating facility leases of approximately $3.8 million is included in "accrued salaries and other accrued liabilities" on the Company's Consolidated Balance Sheets.

The following summarized unaudited pro forma income statement data reflects the impact that the OrthAlliance merger would have had on 2001 and 2000, had the acquisition taken place at January 1, 2000 (in thousands, except per share data):

| (UNAUDITED) | YEAR ENDED DECEMBER 31, 2001[1] | 2000[1] |
|---|---|---|
| FEE REVENUE | $423,572 | $349,200 |
| INCOME BEFORE CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES | $ 67,003 | $ 54,315 |
| NET INCOME | $ 67,003 | $ 3,739 |
| DILUTED EARNINGS PER SHARE BEFORE CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES | $ 1.30 | $ 1.06 |
| CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES, NET OF INCOME TAX BENEFIT, PER SHARE | $ 1.30 | $ (0.99) |
| DILUTED EARNINGS PER SHARE | $ 1.30 | $ 0.07 |

(1) These pro forma results do not include results of operations relating to Service Agreements with the Excluded OrthAlliance Affiliated Practices. See Note 12 for further discussion on litigation involving OrthAlliance.

The pro forma results include changes in amortization of the intangibles, property, equipment and improvements resulting from the purchase price allocation, and interest expense on debt assumed to finance the purchase. The pro forma results are not necessarily indicative of what actually would have occurred if the OrthAlliance merger had been completed as of January 1, 2000, nor are they necessarily indicative of future consolidated results.

## 4. Transactions and Affiliated Practices

The following table summarizes the Company's finalized agreements with Affiliated Practices to obtain Service Agreements and to acquire other assets for the years ended December 31, 2001, 2000 and 1999:

| | Total Acquisition Costs | Notes Payable Issued | Remainder | Share Value (at average cost) | Common Stock Shares Issued |
|---|---|---|---|---|---|
| 2001* | $44,859,000 | $ 450,000 | $15,776,000 | $28,633,000 | 1,258,000 |
| 2000 | 34,220,000 | 1,255,000 | 28,246,000 | 4,719,000 | 227,000 |
| 1999 | 21,700,000 | 3,600,000 | 17,190,000 | 910,000 | 80,000 |

*See Note 3 for further discussion on the business combination with OrthAlliance on November 9, 2001.

Advances to Affiliated Practices totaled $31.7 million and $16.7 million at December 31, 2001, and 2000, respectively. Of the advances at December 31, 2001, approximately $3.8 million was to Affiliated Practices that generated operating losses during the three months ended December 31, 2001 and $9.4 million was to Affiliated Practices in international locations. Of the advances to Affiliated Practices at December 31, 2000, approximately $1.2 million was to Affiliated Practices that generated operating losses during the three months ended December 31, 2000 and $6.2 million was to Affiliated Practices in international locations. As of December 31, 2001, the Company had established an allowance for uncollectible amounts of $9.0 million for advances to the Excluded OrthAlliance Affiliated Practices, which are parties to pending litigation and have ceased paying service fees to OrthAlliance, because of the inherent uncertainties of the litigation process, the relatively early stages of these lawsuits and the recentness of the merger, all of which create uncertainties with respect to the recoverability of these assets.

Orthodontic centers that have been newly developed by the Company have typically generated initial operating losses as the practices in the centers begin to build a patient base. These newly developed centers have typically begun to generate operating profits after approximately 12 months of operations. To assist Affiliated Practices in obtaining financing for their portion of initial operating losses and capital improvements for newly developed orthodontic centers, the Company has entered into an agreement with a financial institution under which (i) the financial institution finances these operating losses and capital improvements directly to the Affiliated Practice, subject to the financial institution's credit approval of the Affiliated Practice, and (ii) the Company remains a guarantor of the related debt. At December 31, 2001 and 2000 the Company was a guarantor for approximately $1.9 million and $2.5 million, respectively, of loans under this arrangement. Of these amounts, approximately $0.1 million and $0.2 million related to Affiliated Practices that generated operating losses during the three months ended December 31, 2001 and 2000, respectively.

In connection with the merger with OrthAlliance, the Company acquired promissory notes from certain of OrthAlliance's Affiliated Practices that are payable to OrthAlliance. Generally, principal and accrued interest under these promissory notes are payable in monthly installments, with interest accruing at prime plus 1% per year. Generally, these notes have maturity dates ranging from three to five years, are unsecured and are personally guaranteed by the respective practitioners. As of December 31, 2001, the amount due from these Affiliated Practices was $2.5 million.

## 5. Other Assets and Current Liabilities

| (in thousands) | December 31, 2001 | 2000 |
|---|---|---|
| Other assets: | | |
| Notes receivable | $ 2,487 | $ — |
| Deposits | 3,522 | 1,522 |
| Other assets | 164 | 359 |
| Total | $ 6,173 | $1,881 |
| Accounts payable: | | |
| Accounts payable | $ 7,329 | $3,058 |
| Bank overdraft | 3,992 | 4,797 |
| Total | $11,321 | $7,855 |
| Accrued salaries and other accrued liabilities: | | |
| Accrued salaries and payroll taxes | $ 3,648 | $1,544 |
| Accrued accounting and legal fees | 5,894 | — |
| Accrued severance liability | 2,579 | — |
| Accrued operating facility leases | 1,203 | — |
| Accrued vacation and sick | 1,683 | 370 |
| Accrued rent | 1,979 | 1,885 |
| Other accrued liabilities | 1,156 | 255 |
| Total | $18,142 | $4,054 |

## 6. Property, Equipment and Improvements

Property, equipment and improvements consisted of the following (in thousands):

| | December 31, 2001 | 2000 |
|---|---|---|
| Leasehold improvements | $ 61,784 | $ 51,408 |
| Furniture and fixtures | 60,995 | 44,916 |
| Other equipment | 192 | 155 |
| Centers in progress | 6,947 | 7,408 |
| | 129,918 | 103,887 |
| Less accumulated depreciation and amortization | 38,075 | 27,201 |
| Property, equipment and improvement, net | $ 91,843 | $ 76,686 |

Depreciation expense was $10.9 million and $8.2 million for the years ended December 31, 2001 and 2000, respectively.

## 7. Long-Term Debt and Notes Payable

Long-term debt consisted of the following (in thousands):

| | December 31, 2001 | 2000 |
|---|---|---|
| Senior credit facility (see discussion below) | $ 69,000 | $57,466 |
| Senior bridge credit facility (see discussion below) | 50,000 | — |
| Notes payable to affiliated practices, interest rates from 7 to 8%, with maturity dates ranging from 2002 to 2003, unsecured | 2,909 | — |
| Notes payable to affiliates of Goldman Sachs, fixed rate of 9%, with maturity dates ranging from 2002 to 2003 | 3,976 | — |
| Notes payable to affiliated practices, interest rates from 6 to 10%, with maturity dates ranging from 2002 to 2005, unsecured | 8,715 | 3,535 |
| | 134,600 | 61,001 |
| Less current portion | 4,036 | 2,426 |
| Long-term debt | $130,564 | $58,575 |

The aggregate maturities of long-term debt, excluding the credit facilities, as of December 31, 2001 for each of the next five years are as follows (in thousands): 2002—$4,036; 2003—$6,783; 2004—$3,740; 2005—$1,041, and 2006—$0.

On November 9, 2001, the Company amended its syndicated $100.0 million revolving line of credit (the "Senior Credit Facility") to allow for the OrthAlliance merger. Borrowings under the Senior Credit Facility were used to refinance certain existing indebtedness, finance certain acquisitions of assets of existing Affiliated Practices, provide working capital, and repay a portion of OrthAlliance's revolving line of credit, as further discussed below. These borrowings are secured by security interests in the Company's ownership interests in its operating subsidiaries. As of December 31, 2001, outstanding borrowings under the Senior Credit Facility were $69.0 million, comprised of $54.0 million in U.S. dollars and $15.0 million in Japanese yen (converted to U.S. dollars). The Senior Credit Facility provides for an interest rate based on LIBOR, plus the Applicable Margin, as defined in the Senior Credit Facility. The weighted-average interest rate outstanding on the Senior Credit Facility as of December 31, 2001 and 2000 was 4.0% and 6.27%, respectively. The Company also pays a quarterly commitment fee ranging from 0.25% to 0.375% per annum of the unused portion of available credit under the Senior Credit Facility.

Also on November 9, 2001, the Company obtained a $50.0 million bridge credit facility (the "Bridge Credit Facility"), under which $50.0 million was immediately borrowed and was still outstanding as of December 31, 2001. Proceeds from the Bridge Credit Facility and certain of the proceeds from the Senior Credit Facility were used to repay the total outstanding balance under OrthAlliance's revolving line of credit of $59.5 million at the completion of the merger. Upon repayment of the outstanding balance, OrthAlliance's revolving line of credit was terminated. The Company has the right, upon written notice at least 30 days prior to November 9, 2002, to extend the Bridge Credit Facility to October 7, 2003. The Company anticipates that it will either repay a portion of the Bridge Credit Facility through cash flow from operations, enter into a new long-term financing arrangement to replace the Bridge Credit Facility, or extend the term on the Bridge Credit Facility to October 2003. If the Company exercises its right to extend the facility until October 2003, the interest rates shall accrue as follows:

| Time Period | Interest Rate |
|---|---|
| October 2002—January 21, 2003 | 10.00% |
| February 1, 2003—April 30, 2003 | 10.50% |
| May 1, 2003—July 31, 2003 | 11.00% |
| August 1, 2003—October 7, 2003 | 11.50% |

The Company is presently reviewing its projections for cash needs and the possibility of obtaining a new long-term financing arrangement providing more favorable interest rates and terms. The Bridge Credit Facility presently provides for an interest rate based on LIBOR, plus the Applicable Margin, as defined in the Bridge Credit Facility. The interest rate on this facility was 4.15% as of December 31, 2001.

The Senior Credit Facility and the Bridge Credit Facility require the Company to maintain certain financial and nonfinancial covenants under the terms of the agreements, including a maximum leverage ratio, minimum fixed charge coverage ratio and minimum consolidated net worth ratio. The Senior Credit Facility and the Bridge Credit Facility also restricts certain activities of the Company, including the payment of any cash dividends. At December 31, 2001, the Company was in compliance with the covenants and restrictions of the Senior Credit Facility and the Bridge Credit Facility.

At December 31, 2001, the Company also had a $3,000,000 line of credit with a financial institution, of which none was outstanding. The line of credit is available for general working capital needs, the development of new orthodontic centers and the acquisition of assets from existing orthodontic centers. The Company is required to maintain certain financial covenants under the terms of this line of credit. The line of credit agreement also restricts certain activities of the Company, including limiting the declaration of dividends to current earnings. At December 31, 2001, the Company was in compliance with the covenants and restrictions of the agreement.

As part of the merger with OrthAlliance, the Company assumed notes payable to certain Affiliated Practices and to affiliates of Goldman Sachs. Total notes payable assumed from OrthAlliance was $14.4 million at December 31, 2001.

## 8. Leases

Facilities for the Company's Affiliated Practices and administrative offices are generally rented under long-term leases accounted for as operating leases. The original lease terms are generally 5 to 10 years with options to renew the leases for specified periods subsequent to their original terms. The leases have other various provisions, including sharing of certain executory costs and scheduled rent increases. Minimum rent expense is recorded on a straight-line basis over the life of the lease. Minimum future rental commitments as of December 31, 2001 are as follows (in thousands):

| | |
|---|---|
| 2002 | $22,499 |
| 2003 | 13,438 |
| 2004 | 7,836 |
| 2005 | 2,524 |
| 2006 | 1,673 |
| Thereafter | 2,587 |
| Total | $50,557 |

Many of the lease agreements provide for payments comprised of a minimum rental payment plus a contingent rental payment based on a percentage of cash collections and other amounts. Rent expense attributable to minimum and additional rentals along with sublease income was as follows (in thousands):

| | Year Ended December 31, 2001 | 2000 | 1999 |
|---|---|---|---|
| Minimum rentals | **$19,896** | $15,589 | $13,769 |
| Additional rentals | **11,129** | 8,521 | 5,014 |
| Sublease income | **(157)** | (137) | (159) |
| | **$30,868** | $23,973 | $18,624 |

## 9. Benefit Plans

### Employee and Director Stock Option Plans and Warrants

The Company has reserved 3,400,000 of the authorized shares of common stock for issuance pursuant to options granted and restricted stock awarded under the Orthodontic Centers of America, Inc. 1994 Incentive Stock Plan (the "Incentive Option Plan"). Options may be granted to officers, directors and employees of the Company for terms not longer than 10 years at prices not less than fair market value of the common stock on the date of grant. Granted options generally become exercisable in four equal installments beginning two years after the grant date and expire 10 years after the grant date. At December 31, 2001, 451,944 shares were available for issuance under the Incentive Option Plan.

The Company has reserved 600,000 of the authorized shares of common stock for issuance pursuant to options granted and restricted stock awarded under the Orthodontic Centers of America, Inc. 1994 Non-Qualified Stock Option Plan for Non-Employee Directors (the "Director Option Plan"). The Director Option Plan provides for the grant of options to purchase 2,400 shares of common stock on the first trading date each year to each non-employee director serving the Company on such date, at prices equal to the fair market value of the common stock on the date of grant. Granted options generally become exercisable in four equal annual installments beginning two years after the grant date and expire 10 years after the grant date, unless canceled sooner due to termination of service or death. At December 31, 2001, 564,065 shares were available for issuance under the Director Option Plan.

As a result of the merger with OrthAlliance, holders of stock options granted under OrthAlliance's stock option plans and holders of warrants to purchase shares of OrthAlliance's common stock became eligible to exercise those options and warrants for shares of the Company's common stock. The number of shares subject to those options and warrants, and their exercise price, were adjusted based on the exchange ratio in the merger of 0.10135.

At December 31, 2001, options to purchase 116,640 shares of the Company's common stock, based on the exchange ratio in the OrthAlliance merger, were outstanding under OrthAlliance's Amended and Restated 1997 Employee Stock Option Plan ("OrthAlliance 1997 Employee Plan"), and options to purchase 14,189 shares of the Company's common stock, based on the exchange ratio in the OrthAlliance merger, were outstanding under OrthAlliance's 2000 Employee Stock Option Plan ("OrthAlliance 2000 Employee Plan"). Options granted under the OrthAlliance 1997 Employee Plan and the OrthAlliance 2000 Employee Plan vest after being held for one to five years, are exercisable in whole or in installments and expire ten years from date of grant. As a result of the merger with OrthAlliance, holders of stock options granted under the OrthAlliance 2000 Employee Plan and the OrthAlliance 1997 Employee Plan became eligible to exercise those options for shares of the Company's common stock upon the receipt of written notice of the right to such options. Any option not exercised within 90 days from such notice will terminate unless sooner terminated by such plan or applicable option agreement. These stock options are expected to terminate, unless earlier exercised, by the end of the second quarter of 2002. The options were issued with exercise prices equal to the market price of OrthAlliance's common stock price at the date of grant. The Company does not intend to grant any additional options under the OrthAlliance 1997 Employee Plan or OrthAlliance 2000 Employee Plan.

At December 31, 2001, options to purchase 29,898 shares of the Company's common stock, based on the exchange ratio in the OrthAlliance merger, were outstanding under OrthAlliance's 1997 Director Stock Option Plan ("OrthAlliance Director Plan"). Options granted under the OrthAlliance Director Plan vest after being held for one year, are exercisable in whole or in installments, and expire ten years from the date of grant. As a result of the merger with OrthAlliance, holders of stock options granted under the OrthAlliance Director Plan became eligible to exercise those options for shares of the Company's common stock upon the receipt of written notice of the right to such options. Any option not exercised within 90 days from such notice will terminate unless sooner terminated by such plan or applicable option agreement. These stock options are expected to terminate, unless earlier exercised, by the end of the second quarter of 2002. The options were issued with exercise prices equal to the market price of OrthAlliance's common stock at the date of grant. The Company does not intend to grant any additional options under the OrthAlliance Director Plan.

In connection with OrthAlliance's initial public offering in 1997, OrthAlliance granted warrants to purchase shares of OrthAlliance's common stock. The vesting periods for those warrants ranged from immediate to one year and expire five years from the date of grant. Certain of these warrants have incidental registration rights pursuant to which the Company is obligated to use reasonable efforts to register the shares of common stock issued upon their exercise if the Company initiates a public offering and files a registration statement in connection therewith, excluding the registration of shares issued pursuant to an employee stock purchase or option plan or an acquisition or proposed acquisition by the Company. At December 31, 2001, warrants to purchase 55,096 shares of the Company's common stock, based on the exchange ratio in the OrthAlliance merger, were outstanding.

SFAS No. 123, "Accounting for Stock-Based Compensation," requires the Company to disclose pro forma information regarding net income and earnings per share as if the Company had accounted for its employee stock options under the fair value method. The fair value was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions.

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Risk-free interest rate | **6.30%** | 6.52% | 6.25% |
| Dividend yield: | | | |
| Volatility factor | **0.535** | 0.553 | 0.505 |
| Weighted-average expected life | **5.53 years** | 6.43 years | 6.65 years |

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, management believes that the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For purposes of pro forma disclosures, the estimated fair value of the option is amortized to expense over the option's vesting period. Had the Company's stock-based compensation plans been determined based on the fair value at the grant dates, the Company's net income and earnings per share would have been reduced to the pro forma amounts (before the effect of the change in accounting principle in 2000) indicated below (in thousands, except per share data):

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Pro forma net income | $59,733 | $46,467 | $44,431 |
| Pro forma earnings per share: | | | |
| Basic | $ 1.21 | $ 0.96 | $ 0.93 |
| Diluted | $ 1.19 | $ 0.93 | $ 0.91 |

**Employee Stock Purchase Plans**

The Company has reserved 200,000 of the authorized shares of its common stock for issuance under the Company's 1996 Employee Stock Purchase Plan (the "Employee Purchase Plan"), which allows participating employees of the Company to purchase shares of common stock from the Company through a regular payroll deduction of up to 10% of their respective normal monthly pay. Deducted amounts are accumulated for each participating employee and used to purchase the maximum number of whole shares of common stock at a price per share equal to 85% of the closing price of the common stock as reported on the New York Stock Exchange on the applicable purchase date or the first trading date of the year, whichever is lower.

In 1997, the Company implemented the Orthodontic Centers of America, Inc. 1997 Key Employee Stock Purchase Plan (the "Key Employee Purchase Plan") to encourage ownership of the Company's common stock by executive officers and other key employees of the Company and thereby align their interests with those of the Company's shareholders. In 1997, 295,000 shares of the Company's common stock were purchased under the Key Employee Purchase Plan. In connection with the Key Employee Purchase Plan, the Company financed the purchase price of each participating employee who purchased shares of the Company's common stock pursuant to the Key Employee Purchase Plan. The Company's Co-Chief Executive Officers were to personally finance 50% of the purchase price for such shares on terms comparable to loans from the Company for 50% of the purchase price; however, the Company financed all of the purchase price. These loans were evidenced by promissory notes bearing interest at 6.01% per annum, and were full recourse obligations of the employees that were secured by a pledge of all of the shares of the Company's common stock acquired by the employees in connection with the loans. These loans have been recorded as a capital contribution to the Company. At December 31, 2001, approximately $488,000 of these loans were outstanding to employees who were still participating in the Key Employee Purchase Plan. These loans were recorded as due from key employees, which is a contra-account that reduces shareholders' equity. In addition, at December 31, 2001, $1.0 million of loans to a former employee under the Key Employee Purchase Plan, which were assumed in October 1999 by the Company's then Co-Chief Executive Officers, remained outstanding. These loans were reclassified at December 31, 2001 to prepaid expenses and other assets from capital contributions receivable from shareholders as the amount are due in 2002.

**Orthodontist Stock Option Plans**

The Company has reserved 2,000,000 of the authorized shares of common stock for issuance pursuant to options granted under the Orthodontic Centers of America, Inc. 1995 Restricted Stock Option Plan (the "Orthodontist Option Plan"). Options may be granted to orthodontists who own an orthodontic entity which has a service or consulting agreement with the Company, at prices not less than 100% of the fair market value of the common stock on the date of grant. Granted options generally become exercisable in four equal annual installments beginning two years after grant date and expire 10 years after grant date. At December 31, 2001, 1,016,909 shares were available for issuance under the Orthodontist Option Plan. Expense of approximately $593,000, $110,000 and $410,000 has been recognized for the Orthodontist Option Plan for the years ended December 31, 2001, 2000 and 1999, respectively.

As a result of the merger with OrthAlliance, holders of stock options granted under OrthAlliance's stock option plans and holders of warrants to purchase shares of OrthAlliance's common stock became eligible to exercise those options and warrants for shares of the Company's common stock. The number of shares subject to those options and warrants, and their exercise price, were adjusted based on the exchange ratio in the merger of 0.10135.

OrthAlliance had two existing stock option plans available to its affiliated practitioners at the time of the OrthAlliance merger. At December 31, 2001, options to purchase 9,817 shares of the Company's common stock, based on the exchange ratio in the OrthAlliance merger, were outstanding under OrthAlliance's 1999 Orthodontist Stock Option Plan ("OrthAlliance 1999 Orthodontist Plan"), and options to purchase 8,849 shares of the Company's common stock, based on the exchange ratio in the OrthAlliance merger, were outstanding under OrthAlliance's 1997 Orthodontist Stock Option Plan ("OrthAlliance 1997 Orthodontist Plan"). Options granted under the OrthAlliance 1997 Orthodontist Plan and OrthAlliance 1999 Orthodontist Plan vest at grant, are exercisable in whole or in installments and expire five years and three years, respectively, from the grant date. The Company does not intend to grant any additional options under the OrthAlliance 1999 Orthodontist Plan or OrthAlliance 1997 Orthodontist Plan.

In connection with the merger with OrthAlliance, the Company implemented seven incentive programs under which shares of the Company's common stock could be granted to orthodontists and pediatric dentists who were owners and employees of professional entities that were parties to service, management service or consulting agreements with OrthAlliance and its subsidiaries. Participation in each of the programs was conditioned upon, among other things, execution of either a participation agreement or an amendment to the service, management service or consulting agreement and employment agreement and completion of the merger with OrthAlliance. None of the practitioners met the eligibility requirements to participate in the OrthAlliance Stockholder Bonus Program, High Participation Bonus Program, Conversion Incentive Program, or the Doctors Trust Program. The three programs for which certain eligible practitioners elected to participate are the Stock Pool Program, Target Stock Program and the OrthAlliance Stockholder Value Program.

To be eligible to participate in the Stock Pool Program, the OrthAlliance affiliated practitioners must have entered into an amendment to their service, management service or consulting agreement or new business services agreement with the Company and amend their employment agreement by September 30, 2001. There were 62 participants at December 31, 2001 who were eligible to be granted a total of 141,874 shares of the Company's common stock. The number of shares to be granted to each participant was based on the amount of service fees paid to OrthAlliance or its subsidiaries, the number of months that they had been a party to a service, management service or consulting agreement with OrthAlliance or its subsidiaries and the date on which they entered into the amendments or new business services agreements. Shares are issuable in three annual installments, with one-third of the shares to be issued following each of the first, second and third anniversaries of the completion of the merger if the amount of service or consulting fees paid by the OrthAlliance affiliated practitioners and his or her professional entity to the Company during the twelve calendar months prior to that anniversary is at least 90% of the amount of service or consulting fees paid to OrthAlliance or its subsidiary during and for the twelve calendar months immediately preceding the completion of the merger. However, if that 90% minimum target is not achieved in a particular twelve calendar month period, but is achieved during one of the subsequent twelve calendar month periods prior to the third anniversary of the merger, then the installment of shares would be issuable at that time.

To be eligible to participate in the Target Stock Program, the OrthAlliance affiliated practitioners must have entered into an amendment to their service, management service or consulting agreement or new business services agreement and amend their employment agreement prior to the merger. Under the Target Stock Program, the participants could be granted shares of the Company's common stock, or a promissory note, with a value equal to three times 70% of the amount of service fees that their respective professional entities paid OrthAlliance or its subsidiaries during the 12 months prior to completion of the merger, provided that the amount of service fees they pay in the third year following completion of the merger is at least 70% greater than that amount. If the service fees increase by less than 70%, then the participant will receive a pro rata amount of shares of the Company's common stock, or a promissory note. At December 31, 2001, there were 53 participants in the program. Under the program, the number of shares to which a participant may be entitled is based upon the market price of the Company's common stock near the third anniversary of the OrthAlliance merger. The total potential dollar value of the Company's common stock that may be issued under the program is approximately $20.6 million. Shares are issuable in four annual installments, with one-fourth of the shares to be issued following each of the fifth, sixth, seventh and eighth anniversaries of the completion of the merger if the amount of service or consulting fees paid by the OrthAlliance affiliated practitioners and his or her professional entity to the Company during the twelve calendar months prior to that anniversary is at least 90% of the amount of service or consulting fees paid to OrthAlliance or its subsidiary during and for the twelve calendar months immediately preceding the completion of the merger. However, if that 90% minimum target is not achieved in a particular twelve calendar month period, but is achieved during one of the subsequent twelve calendar month periods prior to the eighth anniversary of the merger, then the installment of shares would be issuable at that time.

To be eligible to participate in the OrthAlliance Stockholder Value Program, the OrthAlliance affiliated practitioners must have entered an addendum to their service, management service or consulting agreements with OrthAlliance and its subsidiaries by December 31, 2001, in which they agreed to use the Company's systems upon completion of the merger, or have entered into an amendment to their service, management service or consulting agreement or new business services agreements and an amendment to their employment agreements by September 30, 2001, and have received shares of OrthAlliance common stock as 50% or more of the consideration paid to them in connection with their initial affiliation with OrthAlliance or one of its subsidiaries. Under the OrthAlliance Stockholder Value Program, the participants were granted a base amount of 2,000 shares of the Company's common stock and an additional number of shares of the Company's common stock based on the amount of service fees paid to OrthAlliance or its subsidiary during the 12 months ended March 31, 2001 and the amount of consideration paid to such participant in connection with his or her original affiliation with OrthAlliance or its subsidiary. At December 31, 2001, there were 24 participants who were eligible to be granted a total of 220,094 shares of the Company's common stock. Shares are issuable in four annual installments, with one-fourth of the shares to be issued following each of the second, third, fourth and fifth anniversaries of the completion of the merger if the amount of service or consulting fees paid by the OrthAlliance affiliated practitioners and his or her professional entity to the Company during the twelve calendar months prior to that anniversary is at least 90% of the amount of service or consulting fees paid to OrthAlliance or its subsidiary during and for the twelve calendar months immediately preceding the completion of the merger. However, if that 90% minimum target is not achieved in a particular twelve calendar month period, but is achieved during one of the subsequent twelve calendar month periods prior to the fifth anniversary of the merger, then the installment of shares would be issuable at that time.

**Stock Purchase Program**

Additionally, the Company has reserved 2,000,000 shares of common stock for issuance to affiliated orthodontists through a stock purchase program that allows participating affiliated orthodontists to acquire shares of common stock from the Company. Under the program, a participating orthodontist contractually commits, generally at the time they enter into a Service Agreement, to purchase a certain amount of the Company's common stock over a period of years. Shares under the program are purchased over a period of 12 years, with payments and issuance beginning two years after the participating orthodontist commits to purchase the shares. There are restrictions on transfer of shares purchased under this program, which lapse as to 2% of the shares in years 3, 4, and 5 following the commitment to purchase, as to 26% of the shares in year 6, as to 2% of the shares in years 7 and 8, as to 30% of the shares in year 9, as to 2% of the shares in years 10 and 11 and as to 30% of the shares in year 12.

During the year ended December 31, 2001, 28,190 shares of the Company's common stock were issued under the program, and participating orthodontists had committed to purchase a total of 1,828,742 shares of the Company's common stock under the program at December 31, 2001.

### Summary of Outstanding Options and Warrants

A summary of the Company's stock option and warrant activity, and related information for the years ended December 31, 2001, 2000 and 1999 follows:

| | 2001 | | 2000 | | 1999 | |
|---|---|---|---|---|---|---|
| | Shares Subject to Options/ Warrants | Weighted Average Exercise Price | Shares Subject to Options | Weighted Average Exercise Price | Shares Subject to Options | Weighted Average Exercise Price |
| Options outstanding at beginning of year | 3,857,414 | $12.28 | 4,333,585 | $11.63 | 3,272,886 | $10.72 |
| Options granted during year | 475,128 | 15.35 | 302,466 | 15.33 | 1,254,018 | 14.26 |
| Existing OrthAlliance options and warrants | 234,489 | 75.93 | N/A | N/A | N/A | N/A |
| Options exercised during year | (868,000) | 12.50 | (479,473) | 10.49 | (122,775) | 4.87 |
| Options forfeited during year | (230,210) | 14.31 | (299,164) | 15.25 | (70,544) | 17.42 |
| Options and warrants outstanding at end of year | 3,468,821 | 16.77 | 3,857,414 | 12.28 | 4,333,585 | 11.63 |
| Options and warrants exercisable at end of year | 1,794,260 | 18.47 | 2,242,142 | 10.26 | 1,664,468 | 10.21 |
| Weighted average fair value of options granted during the year | | $11.50 | | $11.31 | | $ 9.26 |

The shares of the Company's common stock subject to options and warrants at December 31, 2001 were in the following exercise price ranges:

| | Options and Warrants Outstanding | | | Options and Warrants Exercisable | |
|---|---|---|---|---|---|
| Exercise Price | Number of Shares Subject to Options/Warrants | Average Contractual Life (Years) | Weighted Average Exercise Price | Number of Shares Subject to Options/Warrants | Weighted Average Exercise Price |
| $ 2.75–$ 4.75 | 719,000 | 3.00 | $ 3.09 | 735,235 | $ 3.10 |
| $ 5.22–$ 11.00 | 86,000 | 4.37 | 7.62 | 81,519 | 7.10 |
| $11.19–$ 16.56 | 1,318,000 | 6.57 | 13.43 | 725,082 | 12.89 |
| $16.75–$ 24.29 | 1,055,000 | 6.66 | 18.77 | 35,326 | 19.15 |
| $25.00–$ 33.13 | 104,000 | 7.70 | 29.60 | 21,421 | 31.46 |
| $56.12–$144.30 | 187,000 | 1.65 | 80.62 | 195,677 | 99.88 |

### Defined Contribution Plan

The Company sponsors a 401(k) plan for all employees who have satisfied minimum service and age requirements. Employees may contribute up to 15% of their earnings to the plan. The Company matches 40% of an employee's contribution to the plan, up to a maximum of $600 per year. Plan expense totaled $22,000, $45,000 and $59,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

At the date of the merger, OrthAlliance sponsored a 401(k) plan for all eligible, non-highly compensated employees with at least twelve months of employment with OrthAlliance. The plan does not provide for Company matching contributions.

### 10. Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the consolidated deferred tax liabilities and assets were as follows:

| (in thousands) | December 31, 2001 | 2000 |
|---|---|---|
| Deferred tax liabilities: | | |
| Intangible assets | $ (3,243) | $(14,633) |
| Other | (20) | (769) |
| Total deferred tax liabilities | (3,263) | (15,402) |
| Deferred tax assets: | | |
| Service fees receivable | 59,957 | 41,410 |
| Accrued liabilities | 3,245 | — |
| Foreign currency | 1,129 | — |
| Total deferred tax assets | 64,331 | 41,410 |
| Net deferred tax asset (liability) | $61,068 | $ 26,008 |

Components of the provision (benefit) for income taxes (before the tax effect of the change in accounting in 2000) were as follows:

| (in thousands) | Year Ended December 31, 2001 | 2000 | 1999 |
|---|---|---|---|
| Current | $38,034 | $36,341 | $26,933 |
| Deferred | (961) | (7,792) | 1,273 |
| Total | $37,073 | $28,549 | $28,206 |

The reconciliation of income tax computed at the federal statutory rates to the provision for income taxes (before the tax effect of the change in accounting in 2000) is:

| (in thousands) | Year Ended December 31, 2001 | 2000 | 1999 |
|---|---|---|---|
| Tax at federal statutory rates | $34,372 | $25,551 | $25,237 |
| Other, primarily state income taxes | 2,701 | 2,998 | 2,969 |
| Total | $37,073 | $28,549 | $28,206 |

### 11. Earnings Per Share

The following table sets forth the components of the basic and diluted net income (loss) per share calculations.

| (in thousands) | Year Ended December 31, 2001 | 2000 | 1999 |
|---|---|---|---|
| Numerator: | | | |
| Income before cumulative effect of accounting change for basic and diluted earnings per share | $61,134 | $ 47,722 | $46,514 |
| Cumulative effect of changes in accounting principles, net of income tax benefit | — | (50,576) | (678) |
| Numerator for basic and diluted earnings per share | $61,134 | $ (2,854) | $45,836 |
| Denominator: | | | |
| Denominator for basic earnings per share | 49,235 | 48,412 | 47,998 |
| Effect of dilutive securities | 1,203 | 1,433 | 645 |
| Denominator for diluted earnings per share | 50,438 | 49,845 | 48,643 |

### 12. Commitments and Contingencies

On May 12, 2000, two plaintiffs filed an action against the Company, in which they alleged that the Company breached an agreement to settle an earlier lawsuit by one of these plaintiffs regarding a proposed, but never completed, affiliation with that plaintiff, and that the Company fraudulently induced the plaintiff to settle the earlier lawsuit. The plaintiffs sought specific enforcement of the settlement agreement and unspecified compensatory and punitive damages and attorneys' fees. A trial in this action was completed on March 13, 2002, and a judgment was rendered in favor of the plaintiffs, who were awarded compensatory and punitive damages and attorneys fees. The Company believes that it has meritorious grounds to support post-trial motions and an appeal challenging these results, and intends to file such motions and appeal. The Company also believes that it has adequately reserved for the estimated outcome of this lawsuit. The Company believes that the estimated outcome of this lawsuit will not have a material adverse effect on the Company's financial position or results of operations.

On October 17, 2000, the Company filed an action against a former employee whose employment was terminated for cause, in which the Company alleged that the former employee breached the terms of his employment agreement and failed to satisfy a condition to the Company's performance under the employment agreement by failing and refusing to affiliate his orthodontic practice with the Company. In the action, the Company seeks a declaratory judgment that the former employee's failure to satisfy this condition precedent relieves the Company of any obligations under the employment agreement, that the termination of employment for cause and the former employee's failure to recruit a minimum number of affiliated orthodontists relieves the Company from any obligation to pay certain incentive compensation under the employment agreement and that, if the former employee is found to be entitled to incentive compensation, it should take the form of stock options rather than shares of the Company's common stock. The Company also seeks repayment with interest of about $2.3 million that it loaned to the former employee, about $1.4 million that it paid to a lender as guarantor of a loan to the former employee and about $1.0 million that it advanced on the former employee's behalf to lease, improve and equip a training center and orthodontic office. On November 1, 2000, the former employee filed a counterclaim against the Company, in which he alleged that the Company breached the terms of the employment agreement and an alleged oral agreement or modification to the employment agreement to convert about $3.0 million in loans to an interest-free basis and, at his option, compensation, and to waive his obligation to affiliate his practice with the Company. The former employee seeks an unspecified amount of damages or 940,000 shares of the Company's common stock. A trial in this action has been scheduled to begin in April 2002.

On April 9, 2001, an action was filed against the Company and Bartholomew F. Palmisano, Sr., our Chairman of the Board, President and Chief Executive Officer, Bartholomew F. Palmisano, Jr., our Chief Operating Officer, and Dr. Gasper Lazzara, Jr., our former Chairman of the Board, in which the plaintiff alleged that the Company and the other defendants violated Section 10(b) of the Securities Exchange Act of 1934, as amended, and Rule 10b-5 thereunder, by allegedly recognizing revenue in violation of generally accepted accounting principles and SEC disclosure requirements and by allegedly making false and misleading statements about the Company's financial results and accounting. On May 17, 2001, May 17, 2001 and June 13, 2001, three similar actions were filed by other plaintiffs against the Company and the other defendants. Each of these actions purported to be filed as a class action on behalf of the plaintiff and other purchasers of shares of our common stock from April 27, 2000 through March 15, 2001. In each of these actions, the plaintiff sought unspecified compensatory damages, interest and attorneys' fees. On June 27, 2001, the court consolidated these actions into one matter. On December 18, 2001, the court entered an order naming lead plaintiffs. On February 25, 2002, the lead plaintiffs filed a consolidated amended complaint that named W. Dennis Summers, one of the Company's directors and former Interim President and Chief Executive Officer of OrthAlliance, as an additional defendant and purported to extend the class period for the action through February 7, 2002. In the amended complaint, the lead plaintiffs alleged, in addition to the prior allegations, that the Company and the other defendants violated Section 10(b) of the Securities Exchange Act of 1934, as amended, and Rule 10b-5 thereunder, by allegedly making false and misleading statements about the OrthAlliance merger and the status of litigation between OrthAlliance and certain of its affiliated practices.

Approximately 56 of OrthAlliance's affiliated practitioners and/or their professional corporations have filed actions against OrthAlliance that are currently pending in courts in a number of states. In these lawsuits, the plaintiffs have generally alleged that OrthAlliance breached their respective service, management service or consulting agreements with OrthAlliance, and that these agreements and the employment agreements between the practitioners and their professional corporations violate state laws prohibiting fee splitting and the corporate practice of dentistry. Certain of the plaintiffs have also alleged that OrthAlliance fraudulently induced the plaintiffs to enter into the service, management service or consulting agreements, that OrthAlliance breached a fiduciary duty allegedly owed to the plaintiffs and that OrthAlliance has been unjustly enriched under these agreements. The plaintiffs seek, among other things, actual or compensatory damages, an accounting of fees paid to OrthAlliance under their service, management service and consulting agreements and a recovery of amounts improperly paid, a declaratory judgement that their service, management service or consulting agreements and their employment agreements (including the covenants not to compete) are illegal or against public policy and therefore void and unenforceable, a declaratory judgment that the service, management service and consulting agreements are not assignable by OrthAlliance, rescission of those agreements, an award of attorneys fees and, in some cases, punitive damages. In one of the lawsuits, the plaintiffs also seek to revoke amendments to their respective employment agreements and service, management service or consulting agreements, which they executed in connection with the OrthAlliance merger, and to form a class of other OrthAlliance affiliated practices that entered into similar amendments in connection with the merger. The plaintiffs in this lawsuit also allege that they were wrongfully induced into signing the amendments based on misrepresentations about the Company's business model and common stock and the benefits of being affiliated with the Company, and that the amendments were revocable until after the effective date of a registration statement relating to various incentive programs that the Company offered to OrthAlliance affiliated practices. OrthAlliance has filed counterclaims against the plaintiffs in these actions, in which OrthAlliance generally alleges that the plaintiffs have breached their service, management service and consulting agreements, that OrthAlliance detrimentally relied on the plaintiffs' statements and actions in entering into these agreements, that the plaintiffs have been unjustly enriched under these agreements and that the individual plaintiffs have tortiously interfered with OrthAlliance's contractual relations with the professional corporation plaintiffs. In these counterclaims, OrthAlliance generally seeks damages, specific performance of the agreements and attorneys fees.

The Company intends to vigorously defend each of the actions described above, and believes that it has meritorious defenses in these cases. Litigation is, however, inherently uncertain, and the Company cannot assure you that it will prevail in any of these actions, nor can it estimate with reasonable certainty the amount of damages that it might incur. Regardless of the outcome of these lawsuits, they could be costly and time-consuming, and could divert the time and attention of management.

The Company and its subsidiaries and Affiliated Practices are, and from time to time may become, party to other litigation or administrative proceedings which arise in the normal course of their business.

### 13. Quarterly Results of Operations (Unaudited)

The following is a tabulation of the unaudited quarterly results of operations for the years ended December 31, 2001 and 2000. For the year ended December 31, 2000, the amounts include results previously reported by the Company and results restated to reflect the Company's change in revenue recognition pursuant to SAB No. 101, "Revenue Recognition in Financial Statements" effective January 1, 2000.

| (In thousands, except per share data) | Quarter Ended March 2001 | June 2001 | September 2001 | December 2001 |
|---|---|---|---|---|
| Fee revenue | $77,484 | $82,228 | $86,840 | $104,402 |
| Operating profit | 23,202 | 25,153 | 25,454 | 30,156 |
| Net income | 13,828 | 14,826 | 15,178 | 17,302 |
| Net income per share: | | | | |
| Basic | $ .28 | $ .30 | $ .31 | $ .35 |
| Diluted | .28 | .30 | .30 | .33 |

A portion of the revenue that was included in the adjustment due to the cumulative effect of the accounting change as of January 1, 2000 was recognized as revenue in 2001. The amount of this recycled revenue was $9.5 million during the quarter ended March 31, 2001, $7.4 million during the quarter ended June 30, 2001, $5.2 million during the quarter ended September 30, 2001 and $1.8 million during the quarter ended December 31, 2001.

| (In thousands, except per share data) | Quarter Ended March 2000 As Previously Reported | March 2000 As Restated | June 2000 As Previously Reported | June 2000 As Restated | September 2000 As Previously Reported | September 2000 As Restated | December 2000 |
|---|---|---|---|---|---|---|---|
| Fee revenue | $65,765 | $59,282 | $71,767 | $65,842 | $77,515 | $69,724 | $73,988 |
| Operating profit | 23,197 | 16,821 | 25,473 | 19,897 | 27,253 | 19,752 | 23,532 |
| Net income before cumulative effect of changes in accounting principles | 14,024 | 9,982 | 15,373 | 11,829 | 16,321 | 11,578 | 14,333 |
| Cumulative effect of changes in accounting principles, net of income tax benefit | — | (50,576) | — | — | — | — | — |
| Net income (loss) | 14,024 | (40,594) | (15,373) | 11,829 | 16,321 | 11,578 | 14,333 |
| Net income per share assuming dilution: | | | | | | | |
| Net income per share before cumulative effect of changes in accounting principles | 0.29 | 0.20 | 0.31 | 0.24 | 0.33 | 0.23 | 0.29 |
| Cumulative effect of changes in accounting principles, net of income tax benefit, per share | — | (1.04) | — | — | — | — | — |
| Net income (loss) per share | 0.29 | (0.84) | 0.31 | 0.24 | 0.33 | 0.23 | 0.29 |

A portion of the revenue that was included in the adjustment due to the cumulative effect of the accounting change as of January 1, 2000 was recognized as revenue in 2000. The amount of this recycled revenue was $16.9 million during the quarter ended March 31, 2000, $15.3 million during the quarter ended June 30, 2000, $13.6 million during the quarter ended September 30, 2000 and $11.5 million during the quarter ended December 31, 2000.

## Board of Directors

**Bartholomew F. Palmisano, Sr.**
Chairman of the Board, President
& Chief Executive Officer
Orthodontic Centers of America, Inc.

**Dr. Dennis J.L. Buchman**
Senior Vice President
Orthodontic Centers of America, Inc.

**Dr. Hector M. Bush**
Affiliated Orthodontist
Hector M. Bush, P.C.

**Dr. Jack P. Devereux, Jr.**
Affiliated Orthodontist
Jack P. Devereux, D.D.S., M.S., P.C.

**Ashton J. Ryan, Jr.**
President & Chief Executive Officer
Firstrust Corporation

**Dr. John J. Sheridan**
Professor Emeritus of Orthodontics
Louisiana State University

**W. Dennis Summers**
Attorney
McGuireWoods LLP

**David W. Vignes**
Accountant
Vignes & Macaluso, CPAs

**Edward J. Walters, Jr.**
Attorney
Moore, Walters & Thompson

## Executive Officers

**Bartholomew F. Palmisano, Sr.**
Chairman of the Board, President
& Chief Executive Officer

**Bartholomew F. Palmisano, Jr.**
Chief Operating Officer

**John C. Glover**
Chief Financial Officer

**Additional Information**

Upon written request, we will furnish shareholders, without charge, copies of quarterly information, additional copies of this annual report and copies of our Form 10-K (without exhibits) as filed with the Securities and Exchange Commission for the fiscal year ended December 31, 2001. Additional information is also available on our Web site http://www.4braces.com.

*Requests should be directed to:*
Cory B. Armand
Vice President of Investor Relations
3850 North Causeway Blvd., Suite 800
Metairie, LA 70002
PH: (866) 765-8583
FAX: (504) 620-3400

## Corporate Information

**Independent Public Accountants**
Ernst & Young LLP
New Orleans, LA

**Transfer Agent & Shareholder Services**
EquiServe Trust Company N.A.
Jersey City, NJ
PH: (201) 324-1225
www.equiserve.com

**Legal Counsel**
Waller Lansden Dortch & Davis,
A Professional Limited Liability Company
Nashville, TN

**Annual Meeting**
The annual meeting of shareholders of Orthodontic Centers of America, Inc. will be held on:
Friday, May 17, 2002
at 10:00 a.m. (Central Time)
Doubletree Hotel Lakeside
Metairie, LA

**Corporate Headquarters Office**
3850 North Causeway Blvd.
Suite 800
Metairie, LA 70002
PH: (504) 834-4392
FAX: (504) 834-3663
TOLL FREE: (866) 765-8583



ORTHODONTIC CENTERS OF AMERICA, INC.
3850 North Causeway Blvd., Suite 800
Metairie, LA 70002

www.4braces.com

NYSE: OCA